                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                     FORM 10

  GENERAL FORM FOR REGISTRATION OF SECURITIES PURSUANT TO SECTION 12(b) OR (g)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                SPF ENERGY, INC.
--------------------------------------------------------------------------------
             (Exact name of registrant as specified in its charter)

    NORTH DAKOTA                                             45-0444266
--------------------------------------------------------------------------------
    (State or other jurisdiction of                          (I.R.S. Employer
    incorporation or organization)                           Identification No.)


    P.O. BOX 1847, MINOT, NORTH DAKOTA                  58702
--------------------------------------------------------------------------------
    (Address of principal executive offices)            (Zip Code)


Registrant's telephone number, including area code:     (701) 852-1194
                                                   -----------------------------


Securities to be registered pursuant to Section 12(b) of the Act:


      Title of each class                          Name of each exchange on which
      To be so registered                          each class is to be registered

         COMMON STOCK                                  PACIFIC STOCK EXCHANGE
--------------------------------                     --------------------------


Securities to be registered pursuant to Section 12(g) of the Act:


--------------------------------------------------------------------------------
                                (Title of Class)

                 INFORMATION REQUIRED IN REGISTRATION STATEMENT

                                ITEM 1. BUSINESS

DESCRIPTION OF THE BUSINESS

SPF ENERGY, INC. ("SPF" OR THE "COMPANY") was incorporated on March 13, 1996, in North Dakota to maintain a 100% ownership interest in Superpumper, Inc. and Farstad Oil, Inc. following their merger on June 30, 1996. SPF also owns a 100% interest in Farstad Gas & Oil, LLC and Farstad Energy Services, LLC through Farstad Oil, Inc. SPF also owns a 99% interest in Fabrication Services, LLC through Farstad Oil, Inc. SPF is a holding company and has no direct operations. Our corporate headquarters are located at 100 NE 27th Street, Minot, North Dakota 58701 and our telephone number at this location is 701-852-1194. Superpumper, Inc. operates retail gasoline and convenience stores in North Dakota, Minnesota, South Dakota, and Montana. Farstad Oil, Inc. is primarily a wholesaler of petroleum products with principal markets in North Dakota, Montana, Minnesota, and Wyoming. Farstad Gas & Oil, LLC, Farstad Energy Services, LLC, and Fabrication Services, LLC currently have no ongoing operations.

SUPERPUMPER, INC. ("SI"), founded in 1983, is a regional convenience store chain with corporate offices located in Minot, North Dakota. SI currently operates sixteen locations, five of which include car washes, five of which have fast food programs, two of which are truck stops, and one that operates as an unattended fueling site. SI does business in North Dakota (11 sites) under the name Superpumper, while in Minnesota (2 sites), South Dakota (2 sites), and Montana (1 site) SI does business under the name SPF Stores. A majority of the stores operate under national petroleum brand affiliations (Conoco, Amoco, and Exxon). SI also participates with three locations on a commission pumper basis whereby SI owns the tanks, pumping equipment and petroleum inventory, the operator controls the site and provides the labor, and the petroleum product revenues are shared. SI currently employs approximately 175 people on a full or part time basis.

Twelve of the convenience store locations are open on a 24-7 basis in order to provide maximum convenience to the customers who utilize those stores. Currently, our other locations do not economically justify being open around the clock and are, instead, open from 7 AM to 11PM. By matching the operating hours with the customers served, we can better utilize available resources.

Being located in the upper Midwest, SI is subject to certain seasonal variations in its business. These variations can include weather, vacation driving and agricultural use. The most profitable and highest volume period is the third quarter of the calendar year. The other quarters, from highest to lowest, are as follows; the second quarter, the fourth quarter and the first quarter. These rankings can vary somewhat in our different locations, depending upon the individual market.

The market area of SI includes the entire state of North Dakota, the area of South Dakota north of and adjacent to Interstate 90, the portion of Montana that is within 100 miles of the North Dakota border and the portion of Minnesota that is within 100 miles of North Dakota and north of Highway 12. This market has an area of approximately 160,000 square miles and a population of approximately 1.5 million people.

Regionally, sales have remained fairly constant for the latest three year period with approximately 55% of sales being made in North Dakota and 15% of sales being made in each of the of the other states where our retail outlets are located (Minnesota, South Dakota and Montana). With the sale/closure of our four Billings, Montana locations in May of 2001, we expect that there will be a significant decrease in the Montana percentage of sales.

SI's revenues are generally derived from individuals residing in the areas in which their stores are located or from customers traveling through the area. Most of the sites are located in high traffic areas with convenient access to allow the customer to easily get to our stores.

At the current time, SI's sister company, Farstad Oil, Inc., is the sole supplier for all of the petroleum products sold at our convenience stores. Farstad Oil's array of suppliers, supply contracts, and supply points virtually ensures that petroleum product will be available for delivery to all of the SI locations in the foreseeable future. Product for inside sales (groceries, candy, soft drinks, etc.) at the SI outlets is purchased from various suppliers and there should be no reason for any shortage of convenience items for sale.

FARSTAD OIL, INC. ("FOI"), founded in 1938, began as a family owned bulk oil business. Wholesale operations were added in the 1960's with tremendous growth in market share and geographic area occurring in the 1980's. Today, FOI is a regional petroleum product wholesaler with principal markets in North Dakota, South Dakota, Montana, Minnesota, and Wyoming. FOI corporate headquarters are located in Minot, North Dakota. FOI markets refined petroleum products, including gasoline, distillates, propane and lubricating oils.

Minot also serves as a sales branch for the middle portion of our market area. Likewise, our Billings, Montana branch office services our western market territory, while our Fargo, North Dakota branch offices services our eastern market territory. FOI currently has approximately 100 full or part time employees. FOI also operates its own fleet of approximately thirty-five delivery trucks that allows the company to provide prompt and efficient delivery service to its customers.

Regionally, sales have remained fairly constant over the latest three-year period with approximately 46% of the total sales being generated through our Minot office, 31% of the total sales being generated through our Fargo office and 23% of the total sales being generated through our Billings office.

Sales were mildly seasonal during the latest three-year period. Only one month had less than 5% of the annual sales and no month had greater than 10.75% of the annual sales. Generally, sales are weakest in the first three months of the year, averaging 6.2% per month of annual sales and strongest from August through October, averaging 10.6% per month of annual sales.

Sales volumes for the past three years have remained fairly constant at an average of approximately 230,000,000 gallons of gas and fuel and approximately 20,000,000 gallons of propane sold each year. Various factors can impact on the volumes sold, such as, availability of supply, agricultural use and the regional weather.

FOI's revenues are generally derived from sales to associate jobbers, associate dealers, contractors, and industrial users. As a wholesale company, FOI typically does not sell product to end user consumers.

FOI deals with over twenty-five different suppliers on a continuing basis. Amoco, Cenex, Conoco, ExxonMobil, Koch, and Sinclair are among the major domestic suppliers that we currently do business with. A vast majority of the light end products are picked up by tanker trucks either at the refinery or from a pipeline and delivered directly to the customer. This method of delivery requires very little inventory to be carried by our company. FOI does have storage capacity at its Minot facility of approximately 1,700,000 gallons.

In the early 1970's FOI obtained a license that allowed our company to import product in from Canada to the United States. Last year we imported approximately 50,000,000 gallons or about 20% of our total purchases. These imported gallons help supplement our domestic supply and give us further flexibility in supplying the northern tier of our market area. Federated Coop, Imperial Oil, PetroCanada and Shell are among the Canadian suppliers that we currently do business with.

Lubricating oil accounts for approximately 2,000,000 gallons of our annual sales. In Minot we have one of the largest lubricant facilities in the region as we have over 35,000 square feet of heated warehouse space along with bulk storage capacity in excess of 200,000 gallons. All bulk tanks have individual lines and pumps to ensure against product contamination. Recently, we were given exclusive marketing rights for certain territories by ExxonMobil that will help to bring our volumes to higher levels and gain economies of scale. FOI also has smaller scale warehousing in Billings and Fargo that aide our ability to cover our entire marketing area.

DISCONTINUED OPERATIONS

FABRICATION SERVICES, LLC ("FS") is a 99% owned subsidiary of Farstad Oil, Inc., a subsidiary of SPF Energy, Inc. FS was formed in 1993 by Farstad Oil, Inc. to fabricate petroleum holding tanks, portable fractionation skids and various other petroleum related equipment in the Denver, Colorado area. Operations did not meet expectations and, in 1996, FS operations were shut down. FS currently has no ongoing operations or costs.

FARSTAD GAS & OIL, LLC ("FGO") is a wholly owned subsidiary of Farstad Oil, Inc., a subsidiary of SPF Energy, Inc. FGO was formed by Farstad Oil, Inc. in 1994 to diversify the company into natural gas liquid processing in the Permian Basin of Western Texas. A fractionation facility was constructed in various stages over the next 3 years. As start up operating losses and construction costs escalated, it became apparent that neither FGO nor its parent companies were in a position to continue operations in this market. In August of 1997, the facility was sold to Marcum Midstream 1997-1 Business Trust ("MMBT"). SPF Energy, Inc. retained a 15% interest in the operation, which was reflected as a $1,600,000 investment in affiliate. In September of 1998, MMBT closed the fractionation facility and the $1,600,000 investment in affiliate was determined to be completely impaired and was written off. FGO currently has no ongoing operations.

FARSTAD ENERGY SERVICES, LLC ("FES") is a wholly owned subsidiary of Farstad Oil, Inc., a subsidiary of SPF Energy, Inc. FES was formed by Farstad Oil, Inc. in 1997 to further diversify the company into the petroleum industry. Specifically, a process was developed using a by-product produced at the FGO fractionation plant and injecting it into oil wells in the Permian Basin to aid in the breakdown in paraffin, thereby increase pumping rates. Start up losses and capital expenditures proved to be a strain on the Company's finances. When the FGO fractionation facility was sold, the decision was made to also get out of the well service business. FES currently has no ongoing operations.

                     ITEM 2. SELECTED FINANCIAL INFORMATION

The following selected financial data of SPF Energy, Inc. for the five years ended December 31, 2000 are derived from audited financial statements of the Company and should be used in conjunction with the Consolidated Financial Statements and notes thereto appearing elsewhere in this registration statement.

                                                           Year Ended December 31

                                                2000           1999            1998             1997            1996
                                                ----           ----            ----             ----            ----
Consolidated Income Statement Data
   Net Sales                               $270,789,787    $192,568,780    $160,646,841     $208,741,104    $220,477,188

   Earnings (loss) before
     discontinued operations                    465,044         (24,197)     (1,360,811)        (340,105)        817,618

   Net loss                                    (104,180)       (303,230)     (2,769,030)      (1,452,458)        (53,591)

   Dividends - Preferred Stock                   57,570          57,570          57,570           47,426               0

Consolidated Balance Sheet Data

   Total Assets                              29,740,375      28,442,677      24,540,649       29,577,969      40,115,138

   Total long-term debt and
     capital lease obligations                6,529,342       6,789,198       8,099,703        6,794,441       6,633,010

Consolidated Per Share Data
   (basic and diluted)

   Earnings (loss) before
     discontinued operations                        .14            (.01)           (.37)            (.09)            .22

   Net Loss                                        (.05)           (.10)           (.76)            (.39)           (.01)

         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                             RESULTS OF OPERATIONS

SPF ENERGY, INC. OVERVIEW

NET EARNINGS

Net losses for fiscal 2000 decreased to $104,180 from $303,230 in the prior year. During 2000, several transactions impacted net earnings from operations and discontinued entities that were not viewed as ongoing operational earnings. These transactions included a legal reserve relating to a product dispute with a former customer of Farstad Gas & Oil, LLC and continued wind down costs associated with the discontinued subsidiaries of Farstad Gas & Oil, LLC and Farstad Energy Services, LLC. Refer to Note 4 in SPF's Consolidated Financial Statements for further information.

Net losses for fiscal 1999 showed a marked improvement of $2,465,800 over the previous year. This large change was due in part to a substantial pre-tax charge off of $1,600,000 in fiscal 1998 that was related to a Farstad Gas & Oil, LLC investment which was deemed to be worthless. Additionally, in 1998, Superpumper, Inc. recognized impairment in value on two of the convenience store locations. In 1999, Farstad Oil, Inc. shifted away from leasing it's own aircraft. Instead, it is now sharing an aircraft with another company resulting in a savings to the Company of almost $385,000. Other items that factored into the improvement in earnings were improved product margins on the wholesale side and decreased selling expenses on the retail side.


SPF-NET EARNINGS COMPONENTS                                        2000            1999              1998
---------------------------                                        ----            ----              ----
Earnings/(Losses) before discontinued operations               $   465,044     $   (24,197)    $ (1,360,811)

Impairments/Losses of discontinued entities                       (569,224)       (279,033)      (1,408,219)
                                                               --------------------------------------------


Net Losses                                                     $  (104,180)    $  (303,230)    $ (2,769,030)
                                                               ============================================

EARNINGS

Earnings before discontinued operations in 2000 increased to $465,044 from a loss of $24,197 in 1999. The $489,241 increase in earnings before discontinued operations in 2000 compared to 1999 resulted primarily from slightly higher product margins on the wholesale side of the business and lower operational expenses on the retail side of the business due in part to administrative staffing reductions.

These preceding positive factors were partially offset by higher interest costs. The wholesale business of Farstad Oil, Inc. involves carrying customer's account balances for 10 to 30 days. As a result of increased product price the total amount of these accounts has expanded significantly. These increased customer balances created additional borrowing requirements and thus caused interest costs to escalate. In 2000 Farstad Oil, Inc.'s interest expense totaled $948,774, which is a $282,089 increase over the prior year. As with other petroleum distributors, our prices are impacted by the world market for oil prices.

Earnings in 1999 improved by $1,336,614 over 1998 results. The large improvement in earnings is partially attributable to increased product volumes and margins on the wholesale side of the business while being able to hold operational expenses fairly constant. Additionally, selling expenses were reduced on the retail side due to the sale of two convenience stores during 1999 with their accompanying expenses being eliminated during the year.

Losses resulting from prior operations have created a Net Operating Loss (NOL) for income tax purposes. This NOL is an accumulation of the income tax benefits as reflected in the attached financial statements. As of December 31, 2000, the NOL carryover is $4,187,658. As such, we do not anticipate incurring any cash outlays relating to income taxes in the next several years.

OVERALL RISK FACTOR

Like other petroleum dealers, our operations are subject to changing federal and state environmental regulations governing air emissions, wastewater discharges, and solid and hazardous waste management activities. Our policy is to accrue environmental and related clean-up costs of a non-capital nature when it is both probable that a liability has been incurred and that an amount can be reasonably estimated. There were no material matters of this nature during the 3 years ended December 31, 2000, and management believes that there are currently no such matters that would materially impact future operations.

The Company's sales are primarily generated in the north central states of North Dakota, South Dakota, Minnesota and Montana. The economy of this region is highly dependent on the agricultural industry that can vary based on weather conditions, national and world markets and legislative programs. As such, economic conditions in, and other factors relating to, these geographic areas, including supply and demand for petroleum products and competition from other dealers, could adversely affect performance. To the extent general economic or social conditions in any of these areas deteriorate, the Company's results of operations and ability to pay amounts due on debt could be adversely affected.

The Company is subject to the normal risks associated with debt financing, including the risk that cash flow will be insufficient to meet required payments of principal and interest, the risk that indebtedness will not be renewed, repaid or refinanced when due or that the terms of any renewal or refinancing will not be as favorable as the terms of such current indebtedness. If debt cannot be refinanced on acceptable terms, or at all, the disposal of assets may be required on disadvantageous terms, which might result in losses. Such losses could have an adverse effect on operations and the Company's ability to pay amounts due on current debt.

The Company has incurred, and expects to incur in the future, indebtedness that bears interest at a variable rate. Accordingly, increases in interest rates would increase our interest costs, which could have an adverse effect on operations. In addition, increasing product costs causes the amount of customer receivables and inventory to rise without changes in sales volume. This situation requires additional financing in order to carry these higher balances. The result is increased interest cost that could adversely affect operations.

SUPERPUMPER, INC.

The following table presents a summary of Superpumper, Inc.'s financial results over the last three fiscal years:


SUPERPUMPER, INC. - SUMMARY OF RESULTS                               2000              1999               1998
--------------------------------------                               ----              ----               ----
Sales                                                            $ 47,539,390      $ 42,735,108       $ 40,459,151
Cost of Sales                                                      39,623,409        34,834,918         31,849,368
                                                                 -------------------------------------------------

Gross Margin                                                        7,915,981         7,900,190          8,609,783
Depreciation & Amortization                                         1,043,776         1,139,586          1,255,872
Interest Expense                                                      619,239           668,401            652,314
Selling Expense                                                     6,148,921         6,377,119          6,831,237
General and Administrative Expense                                    636,600           908,387            935,581
Other Income (Expense)                                                 31,471            81,103            120,822
Provision (Benefit) for Income Tax                                   (176,280)         (371,699)           187,918
                                                                 -------------------------------------------------

Loss before Non-Recurring/Impairment Losses                          (324,804)         (740,501)        (1,132,317)
Non-Recurring/Impairment Losses                                       (10,980)         (150,179)          (142,766)
                                                                 -------------------------------------------------

Net Loss                                                         $   (335,784)     $   (890,680)      $ (1,275,083)
                                                                 =================================================

SALES

Sales for fiscal 2000 increased by over $4,800,000, an 11.2% increase from reported sales in 1999. The sales increase was primarily the result of increased petroleum product prices as volumes dipped approximately 5.5%. The Company's average selling price for product was $1.57 per gallon for 2000, compared to $1.25 per gallon reported for 1999.

Sales for fiscal 1999 increased by slightly over $2,275,000, a 5.6% increase from reported sales in 1998. The sales increase was the result of increased product volumes that rose by 6.3%. The selling price per gallon remained relatively constant at an average of $1.25 per gallon in 1999 versus an average of $1.23 per gallon in 1998.

Regionally, sales have remained fairly constant for the three year period ended December 31, 2000 with approximately 55% of sales being made in North Dakota and 15% of sales being made in each of the of the other states where our retail outlets are located (Minnesota, South Dakota and Montana).

Sales are only mildly seasonal, as the lowest month in the three-year period was 6.2% of annual sales while the highest month garnered 10.2% of annual sales. As would be expected with an industry related to driving, sales are somewhat stronger in the summer months as customers are likely to consume more gasoline during peak vacation periods. However, fluctuations were only found to be about 10% higher in the highest 6 months of May through October, when compared to the lowest 6 months of November through April.

EXPENSES

Overall expenses for fiscal 2000 decreased by just under $645,000, a decrease of 7.0% from expenses reported in 1999. The decrease was attributable to various factors including decreases in salaries and benefits of approximately $425,000, administrative corporate downsizing and the sale of two convenience stores during 1999. The sale of the convenience stores also impacted the selling expense and helped to decrease the property expense approximately $185,000.

Expenses for fiscal 1999 decreased by slightly more than $580,000, a decrease of 6.0% from expenses reported in 1998. A majority of the decrease, $455,000, can be tied to a large decrease in selling expenses that resulted mainly from the sale of two of the convenience store locations during 1999.

OUTLOOK

Although results from 2000 operations still showed a loss, SI has realized continued improvement in net results. Management has put into place several items to enhance results for the coming year. Among the implementations for the upcoming year are:

         o        Additional personnel changes.
         o        Reductions in labor hours at the convenience stores.
         o        Advertising program adjustments.
         o        Reworking incentive structures.
         o Investigating additional products that may fit within our structure.

An area of concern for SI has been the substantial operating losses that have been generated by our four convenience stores in the Billings, Montana market. These stores have been operated similarly to our other locations and the losses are not attributable to operational deficiencies. However, fierce localized competition has dampened the margins received on product sold in this market for more than 3 years. Due to continued uncertainty in this market area, three of the locations were sold and the other location was closed effective May 31, 2001. Although the sales/closing will generate a book loss, the overall effect of this action should positively impact SI in both net operating results and cash flow in the ensuing years.

RISK FACTOR

Convenience stores face stiff competition from within the industry, especially with the advent of hyper-marketers. This new style of marketers are more concerned with drawing consumers to their locations in anticipation that they will induce additional consumer traffic into their related grocery or discount stores than they are with making a fair profit on their gasoline sales. Our company believes that we will be able to withstand this competition through efficient service, niche locations and a willingness to make changes when necessary.

FARSTAD OIL, INC.

The following table presents a summary of Farstad Oil, Inc.'s financial results over the last three fiscal years.


FARSTAD OIL, INC. - SUMMARY OF RESULTS                              2000             1999             1998
--------------------------------------                              ----             ----             ----
Sales                                                          $ 249,183,723    $ 165,439,650    $ 132,419,723
Cost of Sales                                                    239,028,584      155,844,500      123,545,783
                                                           ----------------------------------------------------

Gross Margin                                                   $  10,155,139    $   9,595,150    $   8,873,940
Depreciation & Amortization                                          257,557          251,820          464,748
Interest Expense                                                     948,774          666,685          963,292
Selling Expense                                                    6,115,387        5,712,372        5,107,235
General and Administrative Expense                                 2,211,029        2,336,127        3,086,189
Other Income                                                         683,741          659,558        1,206,591
Provision for Income Tax                                             477,827          402,138          213,654
                                                           ----------------------------------------------------

Net Earnings                                                   $     828,306    $     885,566    $     245,413
                                                           ====================================================


SALES

Sales for the fiscal 2000 increased just under $83,745,000, an increase of slightly more than 50% of sales reported in 1999. The increase was primarily the result of an overall increase petroleum product price of approximately 53% as sales volumes decreased approximately 3.4%.

Sales for fiscal 1999 increased by slightly over $33,000,000, an increase of close to 25% over sales reported in 1998. The increase is partially due to an 8.6% growth in sales volumes along with a rise in overall product price of approximately 17.5%.

The Company's average selling price per gallon for gasoline was $0.979 in fiscal 2000, compared to $0.655 in fiscal 1999 and $0.549 in fiscal 1998. The average selling price per gallon for diesel fuel was $0.941 in fiscal 2000, compared to $0.600 in fiscal 1999 and $0.498 in fiscal 1998. The average selling price per gallon for propane was $0.636 in fiscal 2000, compared to $0.335 in fiscal 1999 and $0.288 in fiscal 1998. The average selling price per gallon for lube oil was $4.55 in fiscal 2000, compared to $4.12 in fiscal 1999 and $4.08 in fiscal 1998.

Regionally, sales have remained fairly constant over the three-year period with approximately 46% of the total sales being generated through our Minot, North Dakota office, 31% of the total sales being generated through our Fargo, North Dakota office and 23% of the total sales being generated through our Billings, Montana office.

Sales were mildly seasonal during the three-year period. Only one month had less than 5% of the annual sales and no month had greater than 10.75% of the annual sales. Generally, sales are weakest in the first three months of the year, averaging 6.2% per month of annual sales and strongest from August through October, averaging 10.6% per month of annual sales.

EXPENSES

Overall expenses for fiscal 2000 increased by approximately $565,000, an increase of 6.3% from expenses reported in 1999. The increase was mainly attributable to $282,000 of increased interest charges due to higher interest rates and increased borrowings of operating funds and

$272,000 of increased property expenses resulting mainly from higher fuel usage costs by our product delivery fleet. All other costs remained relatively constant from 1999 to 2000.

Overall expenses for fiscal 1999 decreased by approximately $655,000, a decrease of 6.8% from expenses reported in 1998. The decrease can be attributed to several key items that include lower interest expense of $296,607, lower depreciation of $212,928, and lower general and administrative expense of $750,000. These decreases can be further explained as a result of downsizing that occurred with the discontinuation of the southern operations (Farstad Gas & Oil, LLC and Farstad Energy Services, LLC), the change from leasing an airplane to sharing an airplane with another company within the aviation department, and the termination of a long term consulting contract.

OUTLOOK

Although net results from 2000 were down about 6%, the Company was satisfied that it had performed well under the pressure of substantially increased product costs. The Company continues to strive to work with the major oil companies and was recently awarded an exclusive sales market area for lubricants from ExxonMobil, one of the newly merged petroleum conglomerates.

RISK FACTOR

The profitability of FOI's wholesale business is influenced by refined petroleum price levels that are difficult to predict and impossible to control. With increased product prices comes an additional need for operating money, putting a squeeze on working capital levels that have already been eroded by past subsidiary cash needs.

Operational financing is necessary for the Company to transact business as usual. Currently the company has a loan agreement with Wells Fargo Business Credit, a major asset based lender, whereby the Company can borrow a maximum of $10,000,000 including outstanding letters of credit. As of December 31, 2000 the outstanding loan balance was $7,283,590 and letters of credit totaled $1,652,028. The outstanding balance is due upon demand and the agreement may be terminated with 30 days written notice. The loan is collateralized by all inventories, receivables and equipment and has been guaranteed by Jeffrey Farstad, majority stockholder of the Company. The terms of the agreement include certain requirements and restrictive covenants. As of December 31, 2000, all of the requirements and restrictive covenants of this agreement have either been waived or complied with.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE FIRST SIX MONTHS OF 2001


RESULTS FROM OPERATIONS

Results from operations for the six months ended June 30, 2001 were negative, with a net loss of $526,953. These results included a one-time net loss of over $500,000 on the sale/closure of retail assets that are further discussed in the "Other" section. The Company's results as a whole, including the one-time loss previously discussed, deteriorated by slightly over $331,000 as compared to the first six months of 2000.

REVENUES

Total sales dollars for the six months of 2001 were up $3,410,865 or approximately 2.8% over the sales from the first six months of 2000. Most of the change was a direct result of an increase in the per gallon selling (and purchasing) price of product. The Company's current selling price is approximately ten cents per gallon higher for the current period than it was a year ago. Volume of sales (gallons) decreased by about 7,675,000 gallons or just over 6% when compared to the same period of last year.


GROSS MARGIN

Gross margin increased for the first six months of 2001 by $393,160 or approximately 4.75% over the gross margin from the first six months of 2000. This increase was the result of a slightly increased margin on product sold,
 .0039 per gallon, and additional margins garnered on our inside sales convenience store items.

EXPENSES

Operating expenses for the first six months of 2001 increased by $116,775 or approximately 1.45% when compared to the first six months of 2000. One significant factor in the change was increased fuel costs for our delivery fleet that was brought upon by the higher price of product. G&A expenses and depreciation expenses remained relatively constant when comparing the two periods. Interest expense increased by $30,704 or approximately 4% when comparing the two periods. The additional interest charges were brought about by higher product prices. This resulted in higher accounts receivable balances which caused additional operating money borrowing. The effect of the increased borrowing would have been more pronounced if the interest rates had remained at previous higher levels. The Company also incurred additional interest charges/penalties due to operating collateral being insufficient at times to back the operating loan. This shortfall in collateral caused our lender to impose penalties when the Company was exceeding the established advance rates.


NET INCOME

Net loss for the first six months of 2001 increased by $331,353 as compared to the first six months of 2000. Management anticipates that the historical pattern of the first six months being a poorer performer than the last six months will be followed again this year.


OTHER

As a result of continued losses in the Billings, Montana retail market, a decision was made to sell three of the Billings' retail locations and cease operations at another as of May 31, 2001. This transaction resulted in a one-time write off on the sales/closure of the assets relating to the aforementioned locations of over $500,000 after allowing for tax benefits on the loss. There were no other significant changes in operations for the first six months of 2001. Also, there were no other material acquisitions or disposals of any type.


FINANCIAL CONDITION

There are several balance sheet items that changed significantly when comparing June 2001 with December 2000. Most of the changes appear to be related to the fact that, historically, the first six month period is the Company's lower sales volume period and the decreased sales can cause certain accounts to fluctuate. As a result of this seasonal slowdown, accounts receivable declined by $1,763,010 or 11%, accounts payable declined by $972,136 or 9.5%, and fuel taxes payable declined by $426,269 or 24% for the period as sales slowed, cash was collected from customers and paid to vendors, lenders and tax authorities. Additionally, property and equipment decreased by $1,846,725 or 12% due mainly to the sale of the Company's Billings, Montana convenience store assets. The loss on the sale of the convenience store assets was the main reason that retained earnings dropped by $555,740 or 162%

                               ITEM 3. PROPERTIES

Superpumper, Inc. has long-term operating leases on buildings and land at various store locations in North Dakota, Minnesota, South Dakota and Montana. The Company is committed to pay rentals on these properties for various terms through 2022. The Company also has an operating lease on former corporate headquarters in Minot, North Dakota, which is currently vacant. The Company is committed to pay rental on this property through 2001. The Company also has an auto lease through 2002. Payments made under these operating leases totaled $988,826, $925,355 and $1,092,433 in 2000, 1999 and 1998, respectively.

Farstad Oil, Inc.'s transportation and other equipment and branch sales office space are leased under three to five year lease agreements. Payments made under these operating leases totaled $943,521, $898,015 and $1,174,523 in 2000, 1999 and 1998, respectively.

The following is a schedule by years of future minimum rental payments on operating leases as of December 31, 2000:

                  Year Ending December 31,
                  2001                                  $ 1,832,145
                  2002                                    1,539,191
                  2003                                    1,351,536
                  2004                                    1,178,404
                  2005                                      995,339
                  Thereafter                              6,736,895
                                                        -----------
                  Total minimum future rentals          $13,633,510
                                                        ===========

The Company owns its headquarters office/warehouse facility in Minot, North Dakota. This is situated on a nine acre site, which includes approximately 200,000 of bulk storage capacity. This property is subject to a mortgage loan, with a balance on July 1, 2001 of $621,989 and bearing a variable interest rate currently at 7.25% annually. Monthly payments are $5,964, and the loan will be paid off in March, 2015.

     ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the ownership of the Common Stock as of July 1, 2001 (i) by each person known to the Company to own beneficially more than five percent of the outstanding shares of Common Stock, (ii) by each of the Company's executive officers named in the Executive Compensation table, (iii) by each of the Company's directors, and (iv) by all of the executive officers and directors as a group:

                                                                                  Shares Beneficially Owned
                                                                                  -------------------------
Name and Address of Beneficial Owners                                     Number                            Percent
-------------------------------------                                     ------                            -------

FIVE PERCENT STOCKHOLDERS
   Terry and Cynthia Domres (1)                                          218,837 (2)                          6.36%
   2400 - 11th Avenue Northwest
   Minot, ND  58703

   John I. Havnvick Trust                                                239,824                              6.97%
   c/o Westbrand & Co., Trustee
   P.O. Box 1090
   Minot, ND  58702

DIRECTORS AND EXECUTIVE OFFICERS
   Jeffrey Farstad                                                     2,010,182 (2)                         58.44%
   P.O. Box 1842
   Minot, ND  58702

   Paulette D. Andrews                                                   511,495                             14.87%
   1085 Saddle Lake Court
   Roswell, GA  30076


   Dennis Kruger                                                             939 (2)                              *
   Bruce Hest                                                                870 (2)                              *
   Kris Wolla                                                              1,203 (2)                              *
All directors and executive officers as a group                        2,524,589                             73.39%
(five in number)

*Less than 1%
(1) Includes 113,026 shares held by Terry Domres and 104,286 shares held by Cynthia Domres, who are husband and wife.
(2)      Includes shares held in the Company's 401(k) Profit-Sharing Plan.


                    ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS

The Company's executive officers, key employees and directors are as follows:


Name                             Age       Position
----                             ---       --------
Jeffrey Farstad                  47        President, Chief Executive Officer
                                           and Chairman of the Board
Dennis Krueger                   55        Vice President, Chief Operating
                                           Officer, Director


                                     -13-


Bruce Hest                       42        Secretary/Treasurer, Chief Financial
                                           Officer, Director
Kris Wolla                       33        General Manager, Superpumper, Inc.,
                                           Director
Paulette Andrews                 55        Director

BIOGRAPHICAL INFORMATION
------------------------

JEFF FARSTAD

Education:
----------

o        Minot High School, 1971, Minot, North Dakota.

Business Experience:
--------------------

o        1971-1982 Secretary/Treasurer, Farstad Oil, Inc., Minot, North Dakota.
o        1982-1996 Chairman/Chief Executive Officer, Farstad Oil, Inc., Minot,
         North Dakota.
o        1996-Present Chairman/Chief Executive Officer, SPF Energy, Inc., Minot,
         North Dakota


DENNIS KRUEGER

Education:
----------

o        Sawyer High School, 1964, Sawyer, North Dakota.
o        Minot Business College (Business Administration), 1966, Minot, North
         Dakota.

Business Experience:
--------------------

o        1966-1977 Supply/Distribution Manager, Westland Oil, Inc., Minot, North
         Dakota.
o        1977-1982 Eastern Marketing Manager, Flying J, Inc., Williston, North
         Dakota.
o        1982-1996 Chief Operating Officer, Farstad Oil, Inc., Minot, North
         Dakota.
o        1996-present Chief Operating Officer, SPF Energy, Inc., Minot, North
         Dakota


BRUCE HEST

Education:
----------

o        Hendrum High School, 1977, Hendrum, Minnesota.
o        Moorhead State University (B.S. Accounting), 1981, Moorhead, Minnesota.

Business Experience:
--------------------

o        1982-1984 Trainee/Business Manager, Village Family Service Center,
         Fargo, North Dakota.
o        1984-1996 Assistant Controller, Farstad Oil, Inc., Minot, North Dakota.
o        1997-1999  Controller, Farstad Oil, Inc., Minot, North Dakota.


o 2000-Present Chief Financial Officer, SPF Energy, Inc./Farstad Oil, Inc., Minot, North Dakota.

KRIS WOLLA

Education:
----------

o        Minot High School, 1987, Minot, North Dakota.
o        Minot State University (B.S. Business Administration), 1993, Minot,
         North Dakota
o Bismarck State College, (Construction Tech Teaching Certificate), 1995, Bismarck, North Dakota

Business Experience:
--------------------

o        1993-1994 Construction Manager, Corp of Engineers, Minot (MAFB), North
         Dakota
o 1994-1995 Site Coordinator/Instructor, Burdick Job Corps Center, Minot, North Dakota
o        1995-2000 Construction/Property Manager, Superpumper, Inc., Minot,
         North Dakota
o        2001-Present General Manager, Superpumper, Inc., Minot, North Dakota

PAULETTE ANDREWS

Education:
----------

o        Highland High School, 1964, Sacramento, California.
o        Josef's (Cosmetology Degree), 1965, Fargo, North Dakota

Business Experience:
--------------------

o        1966-1985 Owner/Operator, El Rancho Salon, Williston, North Dakota
o 1985-1989 Owner/Operator, Treasure Island Gift & Decorating, Williston, North Dakota
o        1990-1995 Marketing Director, Superpumper, Inc., Minot, North Dakota
o        1995-1998 Chief Operating Officer, Superpumper, Inc., Minot, North
         Dakota
o        1998-Present Director, SPF Energy, Inc., Minot, North Dakota

Directors and executive officers serve indefinite terms which expire when their successors are appointed, or until their prior resignation, removal or incapacity.


                         ITEM 6. EXECUTIVE COMPENSATION

The following table summaries compensation paid by the Company to its most highly compensated executive officers earning over $100,000 for services rendered in all capacities during the last three years.

                                                                 Base            Other                     Total
Office and Position                           Year              Salary      Compensation (1)           Compensation
-------------------                           ----              ------      ----------------           ------------

Jeffrey Farstad                               2000              334,264                  780                335,044
President & CEO                               1999              318,347                  780                319,127
                                              1998              303,187                  780                303,967

Dennis Krueger                                2000              225,000                1,905                226,905
Vice President & COO                          1999              200,000                 1905                201,905
                                              1998              200,000                 1905                201,905

Terry Domres                                  2000              185,000                  780                185,780
General Manager, Superpumper, Inc.            1999              185,000                  780                185,780
(terminated)                                  1998              185,000                  780                185,780


(1) Other compensation consists of personal use of autos and, in Mr. Krueger's case, insurance provided to the employee with a beneficiary outside the Company.

BONUS PLAN

The bonus plan is based upon after-tax (after said bonuses) return on January 1 equity. The bonus percentages are expressed as a percentage of base salary. The bonus amounts were based upon the percentages from the 1996 NACS Compensation Survey. The plan applies to the CEO, the CFO and the COO(s). Mr. Farstad is contractually prohibited from receiving a bonus until the return on equity exceeds 20%, but he will be made whole once income exceeds that level. No bonuses have been paid pursuant to this plan.

                                Bonus % for Executives
Return on Jan 1 Equity          except for Jeff Farstad          Bonus % for Jeff Farstad
----------------------          -----------------------          ------------------------
10%                             10%                              0%
15%                             25%                              0%
16%                             30%                              0%
17%                             35%                              0%
18%                             40%                              0%
19%                             45%                              0%
20%                             50%                              50%
21%                             55%                              55%
22%                             60%                              60%
Each additional 1%              Additional 5%                    Additional 5%


AGREEMENTS WITH OFFICERS

Effective July 1, 1996, the Company entered into an employment agreement with Mr. Farstad. The current agreement continues through December 31, 2005. Pursuant to the agreement, Mr. Farstad is to receive an initial annual salary of $275,000. This salary is to be increased each year by an amount equal to 5% of the preceding year's compensation. Mr. Farstad shall be eligible additional compensation in the form of the executive bonus plan as set forth by the Board. Mr. Farstad shall also be compensated for his personal guarantee of the Company's financial obligations. Said guarantee compensation are determined by the board and are not considered compensation for personal services. During the last three fiscal years, Mr. Farstad has been paid a total of $115,762.56 per year in monthly installments of $9,646.88.


             ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Company has contractually agreed to repurchase shares from Terry and Cynthia Domres, Paulette Andrews and the John Havnvick Trust at the greater of a preset amount or 92% of the market price under specific circumstances. As of June 30, 2001, the number of shares that could be redeemed under these agreements, with various terms through the year 2008, is no greater than 953,476 shares at a total redemption amount of $4,867,311. In 2000, a total of 130,897 shares were redeemed at a total purchase price of $641,130.20.

The Company is in arrears in repurchasing stock redemption options for Paulette Andrews in accordance with the redemption agreements and a settlement or prior arrearages. The amount in arrears as of December 31, 2000 totaled $311,570.

Jeff Farstad, the majority shareholder, has borrowed funds from the Company periodically at market interest rates. Balances of $375,000 and $372,404 were due on the above borrowing at December 31, 2000 and December 31, 1999, respectively. Interest paid or accrued to the Company by Jeff Farstad amounted to $35,842 and $28,649 in 2000 and 1999, respectively, accruing at a rate of 11% annually.

The Company is currently leasing the usage of an airplane owned by Rice Lake Products, LLC (RLP). Jeff Farstad is the owner of RLP. Payments made by the Company to RLP for airplane use amounted to $171,870 and $164,329 in 2000 and 1999, respectively.

In addition, RLP owed the Company $730 as of December 31, 1999, for land purchased from the Company in 1998. On December 31, 1999, $2,217 of interest income was recognized on notes receivable from RLP. The note was paid off in 2000. (See Note 3)

Eliance Corporation, formerly known as Dacotah Marketing and Research, LLC, of which Jeff Farstad is a minority owner, utilized the Company's leased airplane for a short time in 1999. Payments made to the Company by eliance for airplane use amounted to $36,459 in 1999.

During 2000 and 1999, the Company leased gas plants from F&F, LLC. This entity is owned by close relatives of Jeff Farstad, the majority shareholder of SPF Energy, Inc. Payments made under this lease totaled $84,000 in 2000 and $117,000 in 1999.

                            ITEM 8. LEGAL PROCEEDINGS

A complaint was filed in Colorado state court as a purported class action in or about January of 2001, seeking to recover damages resulting from the sale of units in the Marcum Midstream 1997-1 Business Trust ("Trust") from March 31, 1997 through October 27, 1997. Farstad Oil,

Inc., Farstad Gas & Oil LLC and Jeff Farstad (the "Farstad defendants") were named as defendants in this matter with other defendants including the Trust, Meretek Technologies, Inc., Marcus Gas Transmission, Inc., Marcum Resources, Inc., W. Philip Marcum and others (the "Marcum defendants"). The Complaint alleges that the Trust was formed in February of 1997 to purchase a natural gas liquids processing facility from defendant Farstad Gas & Oil, LLC. Money for the purchase was obtained from selling units in the Trust to investors, including the plaintiff. Plaintiff has asserted that defendants are liable under the Colorado Securities Act, CR ss. 11-51-101, et seq. for misrepresentations in the sale of the Trust units. The Farstad defendants brought a motion to dismiss the claims against them for failure of the Complaint to state a claim. The court in its Order of May 11, 2001, dismissed, without prejudice, Farstad Oil, Inc. and Farstad Gas & Oil, LLC. Subsequent to the dismissal the plaintiff filed a motion seeking leave to amend the Complaint and the Marcum as have filed cross claims, and in third party complaint against the Farstad defendants for contribution and indemnification, and other claims allegedly arising from the purchase of the natural gas facility. The Farstad defendants deny any liability and have instructed their attorneys to continue to vigorously defend them.

A complaint was filed in California state court by a number of plaintiffs and served upon Farstad Oil, Inc., Farstad Gas & Oil, LLC, and Jeff Farstad individually, on or about June 8, 2001. The Complaint is similar to the Colorado Complaint alleging violation of various California state laws in connection with the offer and sale of units of the same Marcum Midstream 1997-1 Business Trust. The substance of plaintiffs' claims are again misrepresentations in the sale of these units to the plaintiffs. The defendants in the California matter include the Trust, Meretek Technologies, Inc., and related Marcum companies and individuals, as well as various brokers and dealers who are alleged to have participated in the sale of the Trust units. Farstad Oil, Inc., Farstad Gas & Oil, LLC and Jeff Farstad again deny any liability and have instructed their attorneys to vigorously defend the matter. The Farstad defendants have filed a motion to quash service of process for lack of jurisdiction in the California courts, which motion is currently pending.

A former customer of FGO filed a lawsuit against the Company alleging damages for disputed product left on board of railcars. The case was taken to arbitration and although, in the Company's opinion, industry standards were followed in regards to the product left on board, an unfavorable ruling was made. Based upon the opinion of legal counsel, the Company has recorded a reserve for the contract settlement in the amount of $630,000. As negotiations are still in process, it is currently unknown as to when this claim will be paid out.

The Company is party to other legal actions. The Company estimates that none of these actions would have a material adverse effect on the Company. As the ultimate outcomes of these actions are unknown at the present time, no provision for any asset or liability has been made in the accompanying consolidated financial statements.

     ITEM 9. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY
                        AND RELATED STOCKHOLDER MATTERS

There is no established public trading market for the Company's common stock. The Company has filed an application to list its common stock for trading on the Pacific Stock Exchange, but no assurance can be given that such listing will be granted or, if it is, that any substantial trading market will develop.

There are no outstanding warrants, options or rights to purchase the Company's common stock, and there are no outstanding securities convertible into common stock. All of the Company's outstanding common stock is eligible for sale pursuant to the Securities and Exchange Commission's Rule 144.

The Company has never paid any dividends on any of its common stock, and it does not anticipate doing so in the foreseeable future. The Company has paid $57,570 in dividends on its preferred stock in each of the last three fiscal years pursuant to its terms.


                ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES

On August 1, 2001, the Company issued 100 shares of Common Stock to all of its employees (a total of 18,300 shares to 183 employees) for services rendered and to be rendered. These shares were issued in reliance upon the exemption provided by SEC Rule 701, and all employees were given a copy of the written plan pursuant to which the shares were granted. The Company has made no other sales of securities in the last three years.

        ITEM 11. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

COMMON STOCK

         As of September 5, 2001, there were 3,438,050 shares of Common Stock outstanding and held of record by 501 stockholders. There are a total of 10,000,000 shares of Common Stock, par value $.01 per share, authorized.

         The holders of Common Stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders, and have cumulative voting rights when voting for directors. Holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefor, subject to any preferential dividend rights of outstanding Preferred Stock. Upon the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to receive ratably the net assets of the Company available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding Preferred Stock. Holders of the Common Stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of Common Stock are, and the shares offered by the Company in this offering will be, when issued and paid for, fully paid and nonassessable. The rights, preferences and privileges of holders of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of Preferred Stock which the Company may designate and issue in the future.

PREFERRED STOCK

         The Board of Directors is authorized, subject to certain limitations prescribed by law, without further stockholder approval, to issue from time to time up to an aggregate of 2,500,000 shares of Preferred Stock in one or more series. Each such series shall have such rights and preferences, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, as shall be determined by the Board of Directors. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of holders of any Preferred Stock that may be issued in the future. Issuance of the Preferred Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of the outstanding voting stock of the Company. The Company has issued a total of 57,570 shares of Preferred Stock. Holders of Preferred Stock are entitled to receive an annual, cumulative dividend of $1.00 per share, paid quarterly. This dividend is treated as a liquidation preference upon any liquidation of the Company. The Preferred Stock is non-voting. The Company has no present plans to issue any additional shares of Preferred Stock.


               ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Section 10-19.1-50 of the North Dakota Business Corporation Act generally requires a corporation to indemnify its directors, officers, and employees against judgments, penalties, fines, and expenses, including attorney's fees incurred in connection with their official capacities, provided that such person (i) has not been indemnified by another with respect to the same matter, (ii) acted in good faith, (iii) received no improper personal benefit, (iv) had no reasonable cause to believe that his conduct was unlawful, and (v) reasonably believed that his conduct was in the best interests of the corporation.

         The Company carries directors and officers liability insurance in the amount of $1,000,000 per occurrence, which insures the directors and officers of the Company against claims made against them in their capacities as such.

              ITEM 13. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA





                        SPF ENERGY, INC. AND SUBSIDIARIES


                               Minot, North Dakota










                        CONSOLIDATED FINANCIAL STATEMENTS


                                      AS OF


                        DECEMBER 31, 2000, 1999 AND 1998


                                       AND


                          INDEPENDENT AUDITOR'S REPORT

                            SPF ENERGY, INC. AND SUBSIDIARIES

                                    TABLE OF CONTENTS



                                                                                         PAGES
                                                                                         -----
INDEPENDENT AUDITOR'S REPORT                                                              F-1



CONSOLIDATED FINANCIAL STATEMENTS


  Consolidated Balance Sheets                                                            F-2-3


  Consolidated Statements of Operations                                                   F-4


  Consolidated Statements of Stockholders' Equity                                        F-5-6


  Consolidated Statements of Cash Flows                                                  F-7-8



NOTES TO FINANCIAL STATEMENTS                                                           F-9-24



SUPPLEMENTAL INFORMATION


  Independent Auditor's Report on Supplemental Information                               F-25


  Selected Financial Data.                                                               F-26


  Quarterly Results of Consolidated Operations (unaudited)                               F-27


                          INDEPENDENT AUDITOR'S REPORT




Board of Directors
SPF Energy, Inc. and Subsidiaries
Minot, North Dakota

         We have audited the accompanying consolidated balance sheets of SPF Energy, Inc. and Subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of operations, stockholders' equity, and cash flows for the years ended December 31, 2000, 1999 and 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

         We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of SPF Energy, Inc. and Subsidiaries as of December 31, 2000 and 1999, and the consolidated results of their operations and their cash flows for the years ended December 31, 2000, 1999 and 1998, in conformity with auditing standards generally accepted in the United States of America.






BRADY, MARTZ & ASSOCIATES, P.C.


February 16, 2001

                                  SPF ENERGY, INC. AND SUBSIDIARIES

                                     CONSOLIDATED BALANCE SHEETS

                                      DECEMBER 31, 2000 AND 1999



                                      ASSETS

                                                                                    2000            1999
                                                                             -----------     -----------
CURRENT ASSETS
  Cash and cash equivalents                                                  $   509,650     $   895,351
  Accounts receivable                                                         16,128,857      14,002,739
  Inventories                                                                  2,596,348       2,423,087
  Prepaid expenses                                                               519,005         541,571
  Current portion of notes receivable                                            464,976         491,660
                                                                             -----------     -----------
  Total current assets                                                       $20,218,836     $18,354,408
                                                                             -----------     -----------

PROPERTY AND EQUIPMENT
  Land                                                                       $   320,651     $   290,651
  Buildings and development cost                                               2,198,261       2,059,646
  Leasehold improvements                                                       2,758,862       2,646,739
  Equipment and fixtures                                                       9,769,922       9,534,839
  Property held under capital leases                                             700,591         700,591
                                                                             -----------     -----------
                                                                             $15,748,287     $15,232,466
  Less accumulated depreciation and amortization                              (9,002,242)     (8,055,055)
                                                                             -----------     -----------
  Total property and equipment                                               $ 6,746,045     $ 7,177,411
                                                                             -----------     -----------

OTHER ASSETS
  Notes receivable, net of current portion                                   $   278,975     $   294,835
  Intangibles (net of amortization)                                            1,496,329       1,577,608
  Deferred tax benefit                                                           728,451         771,248
  Other assets                                                                   271,739         267,167
                                                                             -----------     -----------
  Total other assets                                                         $ 2,775,494     $ 2,910,858
                                                                             -----------     -----------

TOTAL ASSETS                                                                 $29,740,375     $28,442,677
                                                                             ===========     ===========


                        SPF ENERGY, INC. AND SUBSIDIARIES

                           DECEMBER 31, 2000 AND 1999



                      LIABILITIES AND STOCKHOLDERS' EQUITY

                                                                                          2000                  1999
                                                                                   -----------           -----------
CURRENT LIABILITIES
  Accounts payable                                                                 $10,195,880           $ 7,793,246
  Short-term notes payable                                                           7,431,440             7,816,739
  Fuel taxes payable                                                                 1,765,070             1,939,284
  Other accrued liabilities                                                            584,695               376,855
  Current portion of long-term liabilities                                             921,437             1,111,483
                                                                                   -----------           -----------
  Total current liabilities                                                        $20,898,522           $19,037,607
                                                                                   -----------           -----------

LONG-TERM LIABILITIES
  Long-term debt                                                                   $ 6,525,407           $ 6,740,773
  Obligations under capital leases                                                       3,935                48,425
  Deferred revenue                                                                     647,211               913,741
  Reserve for contract settlement                                                      630,000                     0
  Commitments and contingencies (See Note 16)                                                -                     -
  Less current portion                                                                (921,437)           (1,111,483)
                                                                                   -----------           -----------
  Total long-term liabilities                                                      $ 6,885,116           $ 6,591,456
                                                                                   -----------           -----------


TOTAL LIABILITIES                                                                  $27,783,638           $25,629,063
                                                                                   -----------           -----------

MINORITY INTEREST IN CONSOLIDATED
  SUBSIDIARIES                                                                     $    (4,709)          $    (4,709)
                                                                                   -----------           -----------

STOCKHOLDERS' EQUITY
  Common stock 10,000,000 shares authorized, $.01 par value; 3,453,071 and
    3,598,088 shares issued and outstanding at December 31, 2000 and 1999,
    respectively                                                                   $    34,531           $    35,981
  Non-voting, $1 cumulative preferred stock, 2,500,000
    shares authorized $.01 par value; 57,570 shares
    issued and outstanding at December 31, 2000 and 1999                                   576                   576
  Additional paid-in capital                                                         1,583,710             2,277,387
  Retained earnings                                                                    342,629               504,379
                                                                                   -----------           -----------
  Total stockholders' equity                                                       $ 1,961,446           $ 2,818,323
                                                                                   -----------           -----------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                         $29,740,375           $28,442,677
                                                                                   ===========           ===========


       THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

                        SPF ENERGY, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF OPERATIONS

              FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

                                                                             2000           1999           1998
                                                                         ------------   ------------   ------------
SALES                                                                    $270,789,787   $192,568,780   $160,646,841

COST OF SALES                                                             252,729,060    175,073,440    142,714,081
                                                                         ------------   ------------   ------------

GROSS PROFIT                                                             $ 18,060,727   $ 17,495,340   $ 17,932,760
                                                                         ============   ============   ============

OPERATING EXPENSES
  Selling                                                                $ 12,253,915   $ 12,089,491   $ 12,356,594
  General and administrative                                                2,847,683      3,244,388      4,205,383
  Depreciation and amortization                                             1,328,974      1,419,048      1,786,099
                                                                         ------------   ------------   ------------
  Total operating expenses                                               $ 16,430,572   $ 16,752,927   $ 18,348,076
                                                                         ============   ============   ============

EARNINGS (LOSS) BEFORE
  OTHER INCOME(EXPENSE)                                                  $  1,630,155   $    742,413   $   (415,316)
                                                                         ------------   ------------   ------------

OTHER INCOME (EXPENSE)
  Gain (loss) on sale of assets                                          $     31,182   $    (67,106)  $     13,428
  Loss on impairment of assets                                                      0              0       (412,259)
  Interest expense                                                         (1,582,595)    (1,335,086)    (1,650,847)
  Interest income                                                             221,015        282,996        315,953
  Miscellaneous income                                                        452,036        374,592        645,410
                                                                         ------------   ------------   ------------
  Total other income (expense)                                           $   (878,362)  $   (744,604)  $ (1,088,315)
                                                                         ============   ============   ============

TOTAL EARNINGS (LOSS) BEFORE
MINORITY INTEREST AND
INCOME TAX EFFECT                                                        $    751,793   $     (2,191)  $ (1,503,631)

MINORITY INTEREST IN
  LOSSES OF SUBSIDIARIES                                                            0            178            293

INCOME TAX (PROVISION) BENEFIT                                               (286,749)       (22,184)       142,527
                                                                         ------------   ------------   ------------

EARNINGS (LOSS) BEFORE
  DISCONTINUED OPERATIONS                                                $    465,044   $    (24,197)  $ (1,360,811)
                                                                         ------------   ------------   ------------

DISCONTINUED OPERATIONS
  Additional costs from discontinued division                            $    183,177)  $   (398,551)   $    (9,228)
  Loss from settlement of contract                                           (630,000)             0              0
  Loss on impairment of assets                                                      0              0     (1,600,000)
  Income tax benefit on discontinued operations                               243,953        119,518        201,009
                                                                         ------------   ------------   ------------
  Total loss from discontinued operations                                $   (569,224)  $   (279,033)  $ (1,408,219)
                                                                         ============   ============   ============

NET LOSS                                                                 $   (104,180)  $   (303,230)  $ (2,769,030)
                                                                         ============   ============   ============

NET LOSS PER SHARE
Basic                                                                    $       (.05)  $       (.10)  $       (.75)
Dilutive                                                                 $       (.05)  $       (.10)  $       (.75)


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

                        SPF ENERGY, INC. AND SUBSIDIARIES

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

              FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

                                                                                  Common Stock
                                                                                  ------------
                                                                                                    Additional
                                                                Number of                             Paid-In
                                                                 Shares            Par Value          Capital
                                                                ---------          ---------        ----------
BALANCE JANUARY 1, 1998                                         3,778,968           $37,789         $2,770,677

   Issuance of common stock                                        16,841               169             96,667

   Dividends - preferred                                                0                 0                  0

   Stock redeemed                                                (141,583)           (1,416)          (796,305)

   Net loss                                                             0                 0                  0
                                                                ---------           -------         ----------

BALANCE DECEMBER 31, 1998                                       3,654,226           $36,542         $2,071,039

   Dividends - preferred                                                0                 0                  0

   Stock redeemed                                                 (56,138)             (561)          (324,338)

   Net loss                                                             0                 0                  0
                                                                ---------           -------         ----------

BALANCE, DECEMBER 31, 1999                                      3,598,088           $35,981         $1,746,701

   Dividends - preferred                                                0                 0                  0

   Stock redeemed                                                (145,017)           (1,450)          (693,677)

   Net loss                                                             0                 0                  0
                                                                ---------           -------         ----------
BALANCE, DECEMBER 31, 2000                                      3,453,071           $34,531         $1,053,024
                                                                =========           =======         ==========

                     PREFERRED STOCK
                     ---------------
                                        Additional
     Number of                            Paid-In          Retained
      Shares            Par Value         Capital           Earnings             TOTAL
      ------            ---------       ----------        -----------         ----------
      57,570               $576           $530,686        $ 3,691,779         $7,031,507

           0                  0                  0                  0             96,836

           0                  0                  0            (57,570)           (57,570)

           0                  0                  0                  0           (797,721)

           0                  0                  0         (2,769,030)        (2,769,030)
      ------               ----           --------        -----------         ----------

      57,570               $576           $530,686        $   865,179         $3,504,022

           0                  0                  0            (57,570)           (57,570)

           0                  0                  0                  0           (324,899)

           0                  0                  0           (303,230)          (303,230)
      ------               ----           --------        -----------         ----------

      57,570               $576           $530,686        $   504,379         $2,818,323

           0                  0                  0            (57,570)           (57,570)

           0                  0                  0                  0           (695,127)

           0                  0                  0           (104,180)          (104,180)
      ------               ----           --------        -----------         ----------
      57,570               $576           $530,686        $   342,629         $1,961,446
      ======               ====           ========        ===========         ==========


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

                        SPF ENERGY, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

              FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

                                                                     2000            1999             1998
                                                                  -----------     -----------     -----------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net loss                                                        $  (104,180)    $  (303,230)    $(2,769,030)
  Adjustments to reconcile net loss to net cash
    provided (used) by operating activities:
    Depreciation                                                    1,155,776       1,248,156       1,610,153
    Amortization                                                      175,698         174,126         181,484
    (Gain) loss on sale of assets                                     (31,182)         97,267         (18,191)
    Loss on impairment of assets                                            0               0       2,012,259
    Decrease in minority interest in consolidated
        subsidiaries                                                        0            (178)           (293)
  Effects on cash flows from operating activities
    due to changes in:
      Accounts receivable                                          (2,126,118)     (4,655,250)          3,322
      Inventories                                                    (173,261)       (131,909)        479,950
      Other current assets                                             22,566         202,735)        127,941
      Other non-current assets                                        (56,194)        (80,679)       (557,540)
      Accounts payable                                              2,402,634       2,085,663        (301,133)
      Accrued liabilities                                            (232,904)        164,645        (155,758)
      Reserve for contract settlement                                 630,000               0               0
                                                                  -----------     -----------     -----------
  Net cash provided (used) by operating activities                $ 1,662,835     $(1,604,124)    $   613,164
                                                                  -----------     -----------     -----------

CASH FLOWS FROM INVESTING ACTIVITIES
   Proceeds from sale of property and equipment                   $    76,269     $ 1,099,363     $ 1,383,994
   Purchase of property and equipment                                (769,497)     (1,296,452)     (2,224,643)
   Notes receivable additions                                        (316,296)       (533,980)       (641,861)
   Notes receivable repayments                                        358,840         559,046       1,805,025
                                                                  -----------     -----------     -----------
   Net cash provided (used) by investing activities               $  (650,684)    $  (172,023)    $   322,515
                                                                  -----------     -----------     -----------

CASH FLOWS FROM FINANCING ACTIVITIES
   Decrease in bank overdraft                                     $         0     $   (40,961)    $  (452,307)
   Increase (decrease) in short-term notes payable                   (385,299)      3,929,060      (3,025,607)
   Principal payments on capital leases                               (44,490)        (40,596)       (104,367)
   Proceeds from issuance of long-term debt                         1,123,669               0       7,130,768
   Principal payments on long-term debt                            (1,339,035)     (1,248,616)     (3,271,708)
   Proceeds from issuance of common stock                                   0               0          96,836
   Dividends paid on preferred stock                                  (57,570)        (57,570)        (57,570)
   Stock redeemed                                                    (695,127)       (324,899)       (797,721)
                                                                  -----------     -----------     -----------
   Net cash provided (used) by financing activities               $(1,397,852)    $ 2,216,418     $  (481,676)
                                                                  -----------     -----------     -----------

NET INCREASE (DECREASE) IN CASH AND CASH
  EQUIVALENTS                                                     $  (385,701)    $   440,271     $   454,003

CASH AND CASH EQUIVALENTS AT BEGINNING
  OF YEAR                                                             895,351         455,080           1,077
                                                                  -----------     -----------     -----------

CASH AND CASH EQUIVALENTS AT END OF YEAR                          $   509,650     $   895,351     $   455,080
                                                                  ===========     ===========     ===========

                        SPF ENERGY, INC. AND SUBSIDIARIES

               FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

                                                               2000          1999          1998
                                                               ----          ----          ----
SUPPLEMENTAL DISCLOSURES OF CASH
  FLOW INFORMATION
  Cash paid during the year for:
    Interest                                               $1,566,164     $1,319,738     $1,685,916
    Income taxes                                                1,000              0              0


         SCHEDULE OF NON CASH INVESTING AND
           FINANCING ACTIVITIES

             SPF Energy, Inc. sold various assets in 2000, 1999 and 1998. A summary of the sales transactions is as follows:

     Sales price of property and equipment and intangibles               $76,269        $1,458,491     $ 2,713,426
     Note received                                                             0         (100,000)               0
     Liabilities reduced                                                       0         (259,128)      (1,309,021)
     Interest paid                                                             0                 0         (20,411)
                                                                         -------        ----------     -----------
     Cash received                                                       $76,269        $1,099,363     $ 1,383,994
                                                                         =======        ==========     ===========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

                        SPF ENERGY, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 2000, 1999 AND 1998



         NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


          This summary of significant accounting policies of SPF Energy, Inc. and subsidiaries is presented to assist in understanding the Company's consolidated financial statements. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the consolidated financial statements.

         HISTORY AND NATURE OF OPERATIONS - SPF Energy, Inc. was incorporated on March 13, 1996 to maintain a 100% ownership interest in both Superpumper, Inc. and Farstad Oil, Inc. followed by their merger on June 30, 1996. SPF Energy also owns a 100% interest in Farstad Gas & Oil, LLC and Farstad Energy Services, LLC through Farstad Oil, Inc. SPF Energy also owns a 99% interest in Fabrication Services, LLC through Farstad Oil, Inc. SPF Energy, Inc. is a holding company and has no direct operations. Superpumper, Inc. operates retail gasoline and convenience stores in North Dakota, Minnesota, South Dakota, and Montana. Revenues of Superpumper, Inc. are generally derived from individuals residing in those states or traveling through the area and comprise approximately 16% of consolidated revenues. Farstad Oil, Inc. is primarily a petroleum wholesaler with principal markets in North Dakota, Montana, Minnesota, and Wyoming. Revenues of Farstad Oil, Inc. are generally derived from sales to retail outlets in those areas and comprise approximately 84% of consolidated revenues. Farstad Gas & Oil, LLC, Farstad Energy Services, LLC, and Fabrication Services, LLC currently have no ongoing operations.

          PRINCIPLES OF CONSOLIDATION - Upon merger, SPF Energy, Inc. shares were exchanged for the shares of Superpumper, Inc. and Farstad Oil, Inc. Superpumper, Inc. shares were exchanged for 1,555,000 shares of SPF Energy, Inc. Under the purchase method of accounting for business combinations, the acquisition of Superpumper, Inc. shares was accounted for as a purchase and as such $361,179 of goodwill was recognized.

          As part of the merger agreement, Jeff Farstad was issued 2,332,500 shares in SPF Energy, Inc. in exchange for his 100% interest in Farstad Oil, Inc. Of this total, 647,917 shares were issued on a contingent basis and 323,958 of these shares were canceled in 1997 to complete the transaction.

          All material intercompany accounts and transactions occurring after the date of the merger have been eliminated.

          ACCOUNTS RECEIVABLE - Management believes substantially all accounts receivable are collectible. Therefore, the Company has not included a provision for uncollectible accounts. Any accounts deemed uncollectible will be charged to expense when that determination is made.

          INVENTORIES - Superpumper, Inc. retail inventories are stated at the lower of cost (retail inventory method) or market. Farstad Oil, Inc. inventories are valued at the lower of cost or market. Cost is determined using principally the first-in, first-out method.

          PROPERTY AND EQUIPMENT - are stated at cost less accumulated depreciation. Depreciation and amortization of property and equipment are provided primarily as follows:



            Asset                      Method                  Estimated Lives
            -----                      ------                  ---------------
            Buildings                  Straight-line and       10-39 years
                                        declining balance
            Leasehold improvements     Straight-line           7-21 years
            Equipment and fixtures     Straight-line           5-20 years
            Property held under        Straight-line           7-15 years
              capital leases


          INTANGIBLE ASSETS - consist of goodwill, non-compete agreements and a gas contract, which are amortized on a straight-line basis. The cost of goodwill is amortized over a period of seven to fifteen years. Non-compete covenant costs are being amortized on a straight-line basis over five years. The gas contract is amortized over ten years.

          CASH EQUIVALENTS - For the purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

          DEFERRED REVENUE - consists of a rebate on a five-year supply agreement and an upfront brand incentive payment. Revenue is realized as volume commitments are met on a monthly schedule.

          INCOME TAXES - Certain items of income and expense are recognized in different periods for financial reporting purposes than for purposes of computing income taxes currently payable. The income tax effects of transactions are recognized for financial reporting purposes in the year in which they enter into the determination of reported income, regardless of when they are recognized for income tax purposes. Accordingly, applicable income taxes in the statement of operations include charges for deferred income taxes relating to these timing differences which principally relate to operating loss carryovers, depreciation methods, deferred compensation, losses on impairment of assets and alternative minimum tax credits. Deferred taxes are computed using the asset and liability approach as prescribed in FASB Statement No. 109, ACCOUNTING FOR INCOME TAXES.

          USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

          Reclassification - Certain previously reported amounts have been reclassified to conform with the current financial statement presentation. The most significant of these reclassifications is the separation of the loss from discontinued operations.

          NOTE 2 - CONCENTRATION OF CREDIT RISK

          The Company sells principally to customers in North Dakota, Minnesota, South Dakota, Montana and Wyoming. Due to the pervasive nature of agriculture and energy in the economy of this area, all credit is impacted by these factors. In addition, the Company maintains cash balances at several financial institutions located in North Dakota, Minnesota, South Dakota, and Montana. Accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $100,000. At December 31, 2000, 1999 and 1998, the Company's uninsured cash balance totaled $1,238,616, $956,528 and $1,414,851, respectively.


         NOTE 3 - NOTES RECEIVABLE

         Details pertaining to the Company's notes receivable at December 31, 2000 and 1999 are as follows:

                                                    Interest    Due         Current
                                                      Rate      Date        Portion          2000           1999
                                                      ----      ----        --------       --------       --------
           Paul Behm                                   6.0%   06/01/01      $  4,844       $  4,844       $ 14,108
           Moore Oil                                   0.0%   01/01/02         6,500         13,000         15,500
           Big Sky Petroleum                          11.0%     Demand             0              0          8,013
           Jeff Farstad*                              11.0%     Demand       375,000        375,000        372,404
           Rice Lake Products*                        10.0%   12/01/99             0              0            730
           Rice Lake Products*                        10.0%   02/28/99             0              0              0
           Barbara Van Ekeren                          8.0%   08/01/09         7,569         90,803         97,792
           Hall's Standard                            12.0%     Demand             0              0          3,077
           Dawn-2-Dusk                                 0.0%   09/22/00             0              0          3,264
           Zora, Inc.                                 10.0%   12/31/05        24,639        152,137        173,107
           Rod Tec, Inc.                              10.0%   05/10/01         3,993          3,993          8,500
           Garrison Bay                               12.5%   06/30/04        12,431         44,174              0
           MAYSA                                       9.0%   01/01/01        30,000         60,000         90,000
                                                                            --------       --------       --------
           Total                                                            $464,976       $743,951       $786,495
                                                                            ========       ========       ========


                     *See Note 10


          The aggregate amount of estimated future principal receipts from payments on the above notes receivable at December 31, 2000 are as follows:


            Year ending December 31,
            2001                                          $464,976
            2002                                            83,665
            2003                                            52,250
            2004                                            49,730
            2005                                            47,192
            Thereafter                                      46,138
                                                          --------
            Total future principal receipts               $743,951
                                                          ========


          NOTE 4 - DISCONTINUED OPERATIONS/IMPAIRMENT

          In August 1997, a major portion of the Midland, Texas operation of Farstad Gas & Oil was sold to Marcum Midstream 1997-1 Business Trust.

          On September 30, 1998, Marcum Midstream 1997-1 Business Trust closed the Midland, Texas operation. This closure terminated the operating agreement which directed Farstad Gas & Oil to perform operator activities. All employees associated with the Midland, Texas operation were terminated. All other Farstad Gas & Oil operations were terminated on December 31, 1998.

          The losses incurred during the closing of the activities totaled $183,177, $398,551 and $9,228 during the years ended December 31, 2000, 1999 and
1998, respectively, are reported separately as discontinued operations in the Consolidated Statement of Operations. At the time of the closure, the value of Farstad Gas & Oil's $1,600,000 investment in affiliate was determined to be completely impaired. This loss is also reflected in the Consolidated Statements of Operations under discontinued operations as "Loss on impairment of assets".

          A former customer has filed a lawsuit against the Company alleging damages for disputed product left on board of railcars. The Company, based on the opinion of legal counsel, estimates that it will have to pay approximately $630,000 to the former customer. This commitment has been included in long-term liabilities, as legal counsel estimates that this amount will not actually be paid until the year 2002.

          Also, in 1998 the following assets were determined to be impaired. The total losses are reflected under continuing operations under the classification "Loss on impairment of assets". The losses included the sale or closure of Superpumper stores in the amount of $365,319 and the settlement on a note receivable due Fabrication Services, LLC, in the amount of $46,940. There were no additional impairments of assets during the years ended December 31, 2000 and 1999.

         NOTE 5 -  PROPERTY AND EQUIPMENT

         Details pertaining to property and equipment and accumulated depreciation at December 31, 2000 and 1999, are as follows:



                                                                                                          Cost Less
                                                                                    Accumulated         Accumulated
2000                                                                Cost           Depreciation        Depreciation
----                                                                ----           ------------        ------------
Land                                                         $   320,651             $        0          $  320,651
Buildings and development cost                                 2,198,261                838,729           1,359,532
Leasehold improvements                                         2,758,862                891,794           1,867,068
Equipment and fixtures                                         9,769,922              6,758,991           3,010,931
Property held under capital
 leases                                                          700,591                512,728             187,863
                                                             -----------             ----------          ----------
                                                             $15,748,287             $9,002,242          $6,746,045
                                                             ===========             ==========          ==========

1999
----
Land                                                         $   290,651             $        0          $  290,651
Buildings and development cost                                 2,059,646                763,682           1,295,964
Leasehold improvements                                         2,646,739                706,184           1,940,555
Equipment and fixtures                                         9,534,839              6,129,615           3,405,224
Property held under capital
 leases                                                          700,591                455,574             245,017
                                                             -----------             ----------          ----------
                                                             $15,232,466             $8,055,055          $7,177,411
                                                             ===========             ==========          ==========


NOTE 6 - INTANGIBLE ASSETS

         Details pertaining to intangible assets and accumulated amortization at December 31, 2000 and 1999 are as follows:



                                                                                                Cost less
                                                                     Accumulated              Accumulated
           2000                                      Cost           Amortization             Amortization
           ----                                      ----           ------------             ------------
           Goodwill                            $2,067,228               $765,712               $1,301,516
           Supply agreement                       200,000                 45,000                  155,000
           Non-compete                             61,250                 21,437                   39,813
                                               ----------               --------               ----------
                                               $2,328,478               $832,149               $1,496,329
                                               ==========               ========               ==========

           1999
           ----
           Goodwill                            $1,972,808               $616,137               $1,356,671
           Supply agreement                       200,000                 25,000                  175,000
           Non-compete                             61,250                 15,313                   45,937
                                               ----------               --------               ----------
                                               $2,234,058               $656,450               $1,577,608
                                               ==========               ========               ==========


         NOTE 7 - INVENTORIES


         Details pertaining to inventories at December 31, 2000 and 1999 are as follows:



                                                                                  2000            1999
                                                                                  ----            ----
            Gasoline and fuel                                               $  584,629       $  603,109

            Convenience store products                                         762,255          751,784

            Grease and lubricating oils
              (including drums-pallets)                                      1,246,773        1,053,090

            Tanks, parts and miscellaneous                                       2,691           15,104
                                                                            ----------       ----------
            Total inventories                                               $2,596,348       $2,423,087
                                                                            ==========       ==========


         NOTE 8 - SHORT-TERM NOTES PAYABLE


         Farstad Oil, Inc. has a loan agreement with Wells Fargo Business Credit, Inc. whereby it can borrow a maximum of $10,000,000 less outstanding advances totaling $7,283,590 and $7,216,739 at December 31, 2000 and 1999, respectively. The outstanding balance is due on demand and the agreement may be terminated by Wells Fargo Business Credit, Inc. with 30 days written notice. Interest is payable monthly at a rate equal to the Wells Fargo Bank - Minneapolis base rate plus 1.0%. The interest rate in effect on December 31, 2000 was 10.5%. The loan is collateralized by all inventories, receivables and equipment and has been guaranteed by Jeff Farstad, majority stockholder of the Company. The terms of the agreement include certain requirements and restrictive covenants. All of the requirements and restrictive covenants of this agreement have either been waived or complied with at December 31, 2000.


         Farstad Oil, Inc. had a loan agreement with Jeff Farstad. The balance was $200,000 at December 31, 1999. This note was paid off in 2000.


         Superpumper, Inc. has a loan agreement with Jeff Farstad. The balance was $147,850 and $200,000 at December 31, 2000 and 1999, respectively. This note carries an interest rate of 10% and is due on demand.


         Superpumper, Inc. also had a loan agreement with Wells Fargo Bank
North Dakota, NA whereby it could borrow a maximum of $500,000 less outstanding advances totaling $200,000 at December 31, 1999. Interest was payable monthly at a rate of 9.0%. The outstanding balance was paid off in 2000.


         NOTE 9 - PROFIT-SHARING PLANS


         SPF Energy, Inc. sponsors a defined contribution 401(k) plan that covers substantially all of its employees who have been with the Company over one year. Contributions to the plan are based on a percentage of gross salaries. For 2000, contributions to the plan were $385,952, of which $249,350 was contributed by the employees and $136,602 was contributed by the Company. For 1999, contributions to the plan were $413,511, of which $263,952 was contributed by the employees and $149,559 was contributed by the company. For 1998, contributions to the plan were $488,788, of which $306,123 was contributed by the employees and $182,665 was contributed by the company. Total covered payroll for 2000, 1999 and 1998 was $4,030,924, $4,371,898 and $5,496,731, respectively.

         NOTE 10 - RELATED PARTY TRANSACTIONS


         Jeff Farstad, the majority shareholder, borrows funds from the Company periodically at market interest rates. Balances of $375,000 and $372, were due on the above borrowing at December 31, 2000 and 1999, respectively. Interest paid or accrued to the Company by Jeff Farstad amounted to $35,842, $28,649 and 35,256 in 2000, 1999 and 1998, respectively. (See Note 3)


         Eliance, of which Jeff Farstad is an owner, owed the Company for a note receivable which resulted from the sale of assets in 1995. The note receivable was paid in full during 1998. Interest paid or accrued to the Company by Eliance amounted to $84,883 in 1998.


         The Company periodically borrowed money from Eliance throughout 1998. Interest paid by the Company to Eliance amounted to $96,630 in 1998. No balance was owed by the Company to Eliance at December 31, 2000 or 1999. Eliance utilized the Company's leased airplane throughout 1998 and a short time in 1999. Payments made to the Company by Eliance for airplane use amounted to $36,459 and $105,415 in 1999 and 1998, respectively. Eliance did not use the Company's leased airplane in 2000.


         The Company sold its aviation assets to Rice Lake Products, LLC (RLP), which is owned by Jeff Farstad, on December 31, 1998. RLP owes the Company $101,769 as of December 31, 1998. This balance was paid off in 1999. (See Note
3)


         The Company is currently leasing the usage of an airplane owned by RLP. Payments made by the Company to RLP for airplane use amounted to $171,870 and $164,329 in 2000 and 1999, respectively.


         During 2000 and 1999 and 1998, the Company leased gas plants from F&F, LLC. This entity is owned by close relatives of Jeff Farstad, the majority shareholder of SPF Energy, Inc. Payments made under this lease totaled $84,000, $117,000 and $150,000 in 2000, 1999, and 1998, respectively.


         NOTE 11 - OPERATING LEASE RECEIPTS


         The Company leases storage tanks to customers under operating leases requiring fixed monthly rental payments with various expiration dates.


         The cost of the storage tanks leased to customers was $194,762, $182,996 and $202,490 with accumulated depreciation of $167,667, $161,692 and $166,438 as of December 31, 2000, 1999 and 1998, respectively.


         The Company also leased a portion of its Minot facility to Farmers Union Oil Co. of Minot. The lease required rental payments of $2,000 per month commencing January 1, 1995. The term of this lease was for six years. The lease terminated December 31, 2000. That portion of the facility is now operating as an unmanned fueling center under Superpumper. Revenue under operating leases for the years ended December 31, 2000, 1999 and 1998 was $24,000 in each year.

         NOTE 12 - CAPITAL LEASES


         The Company is the lessee of equipment and fixtures under capital leases expiring in 2001. The assets and liabilities under capital leases are recorded at the lower of the present value of the minimum lease payments or the fair market value of the asset. The assets, with a cost of $700,591 and accumulated depreciation of $512,728, are amortized over the lower of their related lease terms or their estimated productive lives. Amortization of assets under capital leases is included in depreciation and amortization expense. Minimum future lease payments under capital leases as of December 31, 2000 are as follows:



         Year ending December 31,2001                    $          3,935
                                                         ================


         Interest rates on capitalized leases are 9.26% and are imputed based on the lower of the Company's incremental borrowing rate at the inception of each lease or the lessor's implicit rate of return.


         Certain capital leases provide for purchase options. Generally, purchase options are at prices representing the expected fair value of the property at the expiration of the lease term.


         NOTE 13 - LEASE OBLIGATIONS


         Superpumper, Inc. has long-term operating leases on buildings and land at various store locations in North Dakota, Minnesota, South Dakota, and Montana. The Company is committed to pay rentals on these properties for various terms through 2022. The Company also has an operating lease on corporate headquarters in Minot, North Dakota. The Company is committed to pay rental on this property through 2001, with two five year renewal options. The Company also has an auto lease through 2002. Payments made under these operating leases totaled $988,826, $925,355, and $1,092,433 in 2000, 1999 and 1998, respectively.


         Farstad Oil, Inc.'s transportation and other equipment and branch sales office space are leased under three to five year lease agreements. Payments made under these operating leases totaled $943,521, $898,015 and $1,174,523 in 2000, 1999 and 1998, respectively.


         The following is a schedule by years of future minimum rental payments on operating leases as of December 31, 2000:



            Year ending December 31,
            2001                                            $ 1,832,145
            2002                                              1,539,191
            2003                                              1,351,536
            2004                                              1,178,404
            2005                                                995,339
            Thereafter                                        6,736,895
                                                            -----------
            Total minimum future rentals                    $13,633,510
                                                            ===========


         NOTE 14- LONG-TERM DEBT


         Details pertaining to the Company's long-term debt as of December 31, 2000, and 1999 are as follows:




                                                                                                2000           1999
                                                                                          ----------     ----------
                       9.65% note to Enterprise Mortgage Acceptance Corporation,
                         Westport, CT - due in 2013, payable in monthly
                         installments of $50,435, including interest,
                         collateralized by equipment                                      $4,271,411     $4,454,602

                       10.5% note to Bremer Bank, Minot, ND - due in 2002,
                         payable in monthly installments of $27,942, including
                         interest, collateralized by equipment                               578,172        837,598

                       Variable rate (9.75% at December 31, 2000)
                         note to Bremer Bank, Minot, ND - due in 2015, payable
                         in monthly installments of $6,666, including interest,
                         collateralized by property                                          633,136              0

                       Variable rate (9.25% at December 31, 2000) note to First
                         International Bank, Minot, ND - due in 2002, payable in
                         monthly installments of $5,810, including interest,
                         collateralized by equipment                                         121,884        177,662

                       7.75% note to Twin Jims, Inc., Jamestown, ND -
                         due in 2009, payable in monthly installments of $1,802,
                         including interest, collateralized by real estate                   136,049        140,733

                       9.0% note to D. Wayne Christensen, Billings, MT -
                         due in 2002, payable in monthly installments of
                         $9,341, including interest, unsecured                               164,876        257,523

                       Variable rate (12.5% at December 31, 2000) to Terry
                         Domres, Minot, ND - payable in monthly installments of
                         $3,970, including Interest, and a balloon payment due
                         in 2005, Collateralized by real estate                              433,118              0

                       Two 12.26% notes to GMAC, Billings, MT - due in 2003,
                         payable in monthly installments of $1,314, including
                         interest, collateralized by vehicles                                 39,249              0

                       Various rates from 6.75% to 8.25% to various
                         individuals, due in 2000-2001, interest and
                         principal due at maturity, unsecured                                147,512        168,258

                       10.641% note to Firstar Equipment Finance, Minnetonka, MN
                         - due in 2001, payable in monthly installments of
                         $27,868, including interest, collateralized by equipment                  0        322,374


                                                  F-19


                       9.48% note to United Community Bank, Burlington, ND - due
                         in 2006 payable in monthly installments of $6,465,
                         including interest, collateralized by real estate                         0       382,023
                                                                                          ----------    ----------

                       Total long-term debt                                               $6,525,407    $6,740,773

                       Less current portion                                                  917,502     1,066,964
                                                                                          ----------    ----------

                       Total                                                              $5,607,905    $5,673,809
                                                                                          ==========    ==========


          The principal maturities on long-term debt as of December 31, 2000 are as follows:



            2001                                                         $  917,502
            2002                                                            715,131
            2003                                                            331,354
            2004                                                            325,479
            2005                                                            357,201
            Thereafter                                                    3,878,740
                                                                         ----------
            Total                                                        $6,525,407
                                                                         ==========


         NOTE 15 - PREFERRED STOCK


         The Company has 2,500,000 authorized shares of $1.00 cumulative, non-voting preferred stock, each with a par value of one cent ($0.01). Holders of shares of non-voting preferred stock are not entitled to vote on any matters to be voted upon by shareholders nor do they have preemptive rights with respect to the issuance of additional shares of any stock of the Corporation. The holders of non-voting preferred stock are entitled to share ratably in any distribution made in the event of a liquidation, dissolution or winding up of the Company, after payment of all liabilities and other senior securities then outstanding. There were no dividends in arrears at December 31, 2000, 1999 or 1998.

         NOTE 16 - INCOME TAXES


         The income tax provision reported in the statements of operations for the years ended December 31, 2000, 1999 and 1998 includes the following components:



                                                               2000            1999              1998
                                                               ----            ----              ----
            Continuing operations

              Current income tax expense                  $   1,000       $       0         $       0
              Deferred income tax
                expense (benefit)                           285,749          22,184          (142,527)
                                                          ---------       ---------         ---------
              Total income tax expense from
                continuing operations                     $ 286,749       $  22,184         $(142,527)
                                                          ---------       ---------         ---------

            Discontinued operations

              Current income tax benefit                  $       0       $       0         $       0
              Deferred income tax benefit                  (243,953)       (119,518)         (201,009)
                                                          ---------       ---------         ---------
              Total income tax benefit from
                discontinued operations                   $(243,953)      $(119,518)        $(201,009)
                                                          ---------       ---------         ---------

              Total income tax expense (benefit)          $  42,796       $ (97,334)        $(343,536)
                                                          =========       =========         =========


         The sources of the timing differences resulting in deferred income taxes are depreciation, deferred compensation, loss on impairment of assets and alternative minimum tax credits. Accelerated depreciation is used for tax purposes while straight-line methods are used for financial reporting. Deferred compensation is recognized as accrued for financial reporting and as paid for tax purposes. Losses are recognized on the impairment of asset value for financial reporting while these losses are not deductible for tax purposes until disposed of. Alternative minimum taxes are not reflected for financial reporting as credits will be realized as they reverse. Deferred income tax balances as of December 31, 2000 and 1999 are categorized as follows:



                                                                                 2000                      1999
                                                                                 ----                      ----
            Deferred tax assets                                           $ 1,778,459               $ 2,061,658
            Deferred tax liabilities                                       (1,050,008)               (1,290,410)
                                                                          -----------               -----------
            Net deferred tax asset                                        $   728,451               $   771,248
                                                                          ===========               ===========


         The reconciliation between applicable income taxes and the amount computed at the applicable statutory federal rate is as follows:



                                                                            2000             1999               1998
                                                                            ----            -----               ----
            Tax expense (benefit) at statutory
              federal income tax rate                                    $19,174        $(119,891)       $(1,058,376)
            Non-deductible expenses                                       23,622           22,557             45,591
            Other, including goodwill/impairment
              adjustments                                                      0                0            669,249
                                                                         -------        ---------        -----------
            Applicable income tax benefit                                $42,796        $ (97,334)       $  (343,536)
                                                                         =======        =========        ===========


          NOTE 17 - COMMITMENTS AND CONTINGENT LIABILITIES

          COMMITMENTS

          During 1998, the Company entered into a 5-year supply agreement for liquid fuel products. The agreement calls for the Company to take delivery of a minimum monthly and annual number of gallons of these products. As consideration for this commitment, the Company received an upfront rebate of $1,200,000. The contract includes provisions for additional rebates if the minimum gallon commitments are exceeded and penalties if the minimum gallon commitments are not met. The Company amortizes the deferred revenue and accrues the related bonus rebate or penalty for delivery of more or less than the minimum requirements on a monthly basis. At December 31, 2000, 1999 and 1998, the unearned balances of the deferred revenue were $640,000, $880,000 and $1,120,000, respectively. The accrued rebate was $50,321 and $48,116 at December 31, 2000 and 1999, respectively, and the accrued penalty was $4,219 at December 31, 1998.

          In 1999, through the branding of a store, an upfront brand incentive payment of $41,250 was received. This incentive is based on a two year volume prediction. Revenue will be recognized, based on volume, over a two year period beginning in October 1999. In 2000 and 1999, $26,530 and $7,509 has been recognized, respectively, leaving deferred revenue of $7,211 and $33,741 at December 31, 2000 and 1999, respectively, related to this incentive.

          The Company has contractually agreed to repurchase shares from certain minority shareholders at the greater of a preset amount or 92% of the market price under specific circumstances. The number of shares that could be redeemed under these agreements, with various terms through the year 2008, is up to 106,465 shares per year for the next five years, with total redemptions no greater than 981,066 shares.

          The Company is in arrears in repurchasing 2000 stock redemption options for certain shareholders in accordance with their redemption agreements. The amount that they are in arrears as of December 31, 2000 totals $311,570.

          LITIGATION

          A former customer has filed a lawsuit against the Company alleging damages for disputed product left on board of railcars. The case was taken to arbitration. Although a final amount has not been established, based on the opinion of legal counsel, the Company estimates that it will have to pay approximately $630,000 to the former customer. Legal counsel estimates that this amount will not actually be paid until the year 2002. A reserve for contract settlement of $630,000 has been recorded as of December 31, 2000.

          The Company is party to other legal actions. The Company estimates that none of these actions would have a significant effect on the financial statements. As the ultimate outcomes of these actions are unknown at the present time, no provision for any asset or liability has been made in the accompanying consolidated financial statements.

          OTHER

          The Company has several sites that both Amoco and Conoco have advanced funds for various image and incentive programs. If the Company fails to comply with the conditions set forth in these programs, which expire on various dates through 2007, repayment of portions of the funds will be required. These contingent liabilities totaled $1,059,873 at December 31, 2000.

          Like other petroleum distributors, the Company's operations are subject to changing federal and state environmental regulations governing air emissions, waste water discharges, and solid and hazardous waste management activities. The Company's policy is to accrue environmental and related clean-up costs of a non-capital nature when it is both probable that a liability has been incurred and that the amount can be reasonably estimated. Management believes that no such matters will have a material impact on the Company's financial position or results of future operations and no liabilities have been accrued at December 31, 2000, 1999 or 1998.

          The Company maintained several unused letters of credit which totaled $1,652,028 at December 31, 2000. These letters have expiration dates which range from January 22, 2001 to June 20, 2001.

          Under provisions of its 401(k) defined contribution profit sharing plan, the Company has a contingent liability for the potential redemption of Company stock for separated employees in the amount of approximately $148,500.

          The Company has a contingent liability for the maximum claims payable under its self-insured group health plan before reinsurance coverage becomes effective. This contingency totaled approximately $168,000, $238,000 and $37,000 at December 31, 2000, 1999 and 1998, respectively.

          NOTE 18 -  ADVERTISING COSTS

          Advertising costs, which were expensed as incurred, totaled $135,414, $108,780 and $114,670 for the years ended December 31, 2000, 1999 and 1998, respectively.

          NOTE 19 -  OPERATING SEGMENTS

          Operating segments are defined as components of an enterprise which separate financial information is available that is evaluated by the chief decision makers in deciding how to allocate resources and in assessing performance. Operating segments of the Company generally include wholesale distribution and retail sales of petroleum products. Generally, segmental information follows the same accounting policies utilized for consolidated reporting, except, certain expenses, such as depreciation, are not allocated to segments for management purposes.

          The following information summarizes the Company's segment reporting for Wholesale Distribution and Retail Sales. In additional, there are several items that are individually insignificant included in a segment entitled Other. Also included are the reconciliations to the consolidated financial statements:

YEAR ENDED DECEMBER 31, 2000

                                                                                                Intercompany
                                           Wholesale             Retail            Other        Eliminations          Total
                                         -------------       ------------        ----------     ------------      -------------
SALES                                    $ 249,183,723       $ 47,539,390        $        0     $(25,933,326)     $ 270,789,787
COST OF SALES                             (239,028,584)       (39,623,409)                0       25,922,933       (252,729,060)
                                         -------------       ------------        ----------     ------------      -------------

GROSS PROFIT                             $  10,155,139       $  7,915,981        $        0     $    (10,393)     $  18,060,727

OPERATING EXPENSES
    Selling expenses                     $   6,115,387       $  6,148,921        $        0     $   (10,393)      $  12,253,915
    General and administrative               2,211,029            636,600                54                0          2,847,683
    Depreciation and amortization              257,557          1,043,776            27,641                0          1,328,974
                                         -------------       ------------        ----------     ------------      -------------
    Total operating expenses             $   8,583,973       $  7,829,297        $   27,695     $          0      $  16,430,572
                                         -------------       ------------        ----------     ------------      -------------

EARNINGS (LOSS) BEFORE
 OTHER INCOME(EXPENSE)                   $   1,571,166       $     86,684        $  (27,695)    $          0      $   1,630,155

OTHER INCOME (EXPENSE)
  Gain (loss) on sale/impairment         $      42,162       $    (10,980)       $        0     $          0      $      31,182
  Interest expense                            (948,774)          (619,240)          (14,581)               0         (1,582,595)
  Interest income                              213,233              7,782                 0                0            221,015
  Miscellaneous Income                         428,346             23,690                 0                0            452,036
                                         -------------       ------------        ----------     ------------      -------------
  Total other income (expense)           $    (265,033)      $    598,748)       $  (14,581)    $          0      $    (878,362)
                                         -------------       ------------        ----------     ------------      -------------

TOTAL EARNINGS (LOSS) BEFORE
  INCOME TAX EFFECT                      $   1,306,133       $   (512,064)       $  (42,276)    $          0      $     751,793

INCOME TAX (PROVISION)
  BENEFIT                                     (477,827)           176,280            14,798                0           (286,749)
                                         -------------       ------------        ----------     ------------      -------------

EARNINGS (LOSS) BEFORE
  DISCONTINUED OPERATIONS                $     828,306       $   (335,784)       $  (27,478)    $          0      $     465,044

DISCONTINUED OPERATIONS                              0                  0          (569,224)               0           (569,224)
                                         -------------       ------------        ----------     ------------      -------------

NET EARNINGS (LOSS)                      $     828,306       $   (335,784)       $ (596,702)    $          0      $   (104,180)
                                         =============       ============        ==========     ============      ============

TOTAL ASSETS                             $  22,840,793       $  9,789,135        $3,409,262     $ (6,298,815)     $ 29,740,375
                                         =============       ============        ==========     ============      ============

CAPITAL EXPENDITURES                     $     326,696       $    442,801        $        0     $          0      $    769,497
                                         =============       ============        ==========     ============      ============

YEAR ENDED DECEMBER 31, 1999

                                                                                                Intercompany
                                           Wholesale             Retail            Other        Eliminations          Total
                                         -------------       ------------        ----------     ------------      -------------
SALES                                    $ 165,439,650       $ 42,735,108        $        0     $(15,605,978)     $ 192,568,780

COST OF SALES                             (155,844,500)       (34,834,918)                0       15,605,978       (175,073,440)
                                         -------------       ------------        ----------     ------------      -------------

GROSS PROFIT                             $   9,595,150       $  7,900,190        $        0     $          0        $17,495,340

OPERATING EXPENSES
    Selling expenses                     $   5,712,372       $  6,377,119        $        0     $          0      $  12,089,491
    General and administrative               2,336,127            908,387              (126)               0          3,244,388
    Depreciation and amortization              251,820          1,139,586            27,642                0          1,419,048
                                         -------------       ------------        ----------     ------------      -------------
    Total operating expenses             $   8,300,319       $  8,425,092        $   27,516     $          0      $  16,752,927
                                         -------------       ------------        ----------     ------------      -------------

EARNINGS (LOSS) BEFORE
 OTHER INCOME (EXPENSE)                  $   1,294,831       $   (524,902)       $  (27,516)    $          0      $     742,413

OTHER INCOME (EXPENSE)
  Gain (loss) on sale/impairment         $      83,073       $   (150,179)       $        0     $          0      $     (67,106)
  Interest expense                            (666,685)          (668,401)                0                0         (1,335,086)
  Interest income                              278,197              4,799                 0                0            282,996
  Miscellaneous Income                         298,288             76,304                 0                0            374,592
                                         -------------       ------------        ----------     ------------      -------------
  Total other income (expense)           $      (7,127)      $   (737,477)       $        0     $          0      $    (744,604)
                                         -------------       ------------        ----------     ------------      -------------

TOTAL EARNINGS (LOSS) BEFORE
  MINORITY INTEREST AND
  INCOME TAX EFFECT                      $   1,287,704       $ (1,262,379)       $  (27,516)    $          0      $      (2,191)

MINORITY INTEREST IN LOSSES
  OF SUBSIDIARIES                                    0                  0               178                0                178

INCOME TAX (PROVISION)
   BENEFIT                                    (402,138)           371,699             8,255                0            (22,184)
                                         -------------       ------------        ----------     ------------      -------------

EARNINGS (LOSS) BEFORE
  DISCONTINUED OPERATIONS                $     885,566       $   (890,680)       $  (19,083)    $          0      $     (24,197)

DISCONTINUED OPERATIONS                              0                  0          (279,033)               0           (279,033)
                                         -------------       ------------        ----------     ------------      -------------

NET EARNINGS (LOSS)                      $     885,566       $   (890,680)       $ (298,116)    $          0      $    (303,230)
                                         =============       ============        ==========     ============      =============

TOTAL ASSETS                             $  20,083,556       $ 10,114,762        $  787,036     $ (2,542,677)     $  28,442,677
                                         =============       ============        ==========     ============      =============

CAPITAL EXPENDITURES                     $     354,228       $    942,224        $        0     $          0      $   1,296,452
                                         =============       ============        ==========     ============      =============

YEAR ENDED DECEMBER 31, 1998

                                                                                                Intercompany
                                           Wholesale             Retail            Other        Eliminations          Total
                                         -------------       ------------        ----------     ------------      -------------
SALES                                    $ 132,419,723       $ 40,459,151        $  615,715     $(12,847,748)     $ 160,646,841

COST OF SALES                             (123,545,783)       (31,849,368)         (166,678)      12,847,748       (142,714,081)
                                         -------------       ------------       -----------     ------------      -------------

GROSS PROFIT                             $   8,873,940       $  8,609,783        $  449,037     $          0      $  17,932,760

OPERATING EXPENSES
    Selling expenses                     $   5,107,235       $  6,831,237        $  418,122     $          0      $  12,356,594
    General and administrative               3,086,189            935,581           183,613                0          4,205,383
    Depreciation and amortization              464,748          1,255,872            65,479                0          1,786,099
                                         -------------       ------------       -----------     ------------      -------------
    Total operating expenses             $   8,658,172       $  9,022,690       $   667,214     $          0      $  18,348,076
                                         -------------       ------------       -----------     ------------      -------------

EARNINGS (LOSS) BEFORE
 OTHER INCOME (EXPENSE)                  $     215,768       $   (412,907)      $  (218,177)    $          0      $    (415,316)

OTHER INCOME (EXPENSE)
  Gain (loss) on sale/impairment         $      (2,873)      $   (142,766)      $  (253,192)    $          0      $    (398,831)
  Interest expense                            (963,292)          (652,314)          (35,241)               0         (1,650,847)
  Interest income                              315,846              9,144            (9,037)               0            315,953
  Miscellaneous Income                         893,618            111,678          (359,886)               0            645,410
                                         -------------       ------------       -----------     ------------      -------------
  Total other income (expense)           $     243,299       $   (674,258)      $  (657,356)    $          0      $  (1,088,315)
                                         -------------       ------------       -----------     ------------      -------------

TOTAL EARNINGS (LOSS) BEFORE
  MINORITY INTEREST AND
  INCOME TAX EFFECT                      $     459,067       $ (1,087,165)       $ (875,533)    $          0      $  (1,503,631)

MINORITY INTEREST IN LOSSES
  OF SUBSIDIARIES                                    0                  0               293                0                293

INCOME TAX (PROVISION)
  BENEFIT                                     (213,654)          (187,918)          544,099                0            142,527
                                         -------------       ------------       -----------     ------------      -------------

EARNINGS (LOSS) BEFORE
  DISCONTINUED OPERATIONS                $     245,413       $ (1,275,083)      $  (331,141)    $          0      $  (1,360,811)

DISCONTINUED OPERATIONS                              0                  0        (1,408,219)               0         (1,408,219)
                                         -------------       ------------       -----------     ------------      -------------

NET EARNINGS (LOSS)                      $     245,413       $ (1,275,083)      $(1,739,360)    $         0       $  (2,769,030)
                                         =============       ============       ===========     ===========       =============

TOTAL ASSETS                             $  14,459,621       $ 10,878,050       $ 2,045,794     $(2,852,816)      $  24,540,649
                                         =============       ============       ===========     ===========       =============

CAPITAL EXPENDITURES                     $     282,193       $  1,551,409       $   391,041     $         0       $   2,224,643
                                         =============       ============       ===========     ===========       =============

NOTE 20 - PER SHARE DATA

          Basic loss per share is computed by dividing the earnings available to stockholders by the weighted average number of shares outstanding during the period. There were no potential dilutive securities outstanding during the years presented. The following tables reconcile amounts reported in the consolidated financial statements for the years ended December 31, 2000, 1999 and 1998:

                                                                     2000             1999           1998
                                                                  ----------       ----------    -----------
               Numerator
                 Net loss                                         $ (104,180)      $ (303,230)   $(2,769,030)
                 Deduct dividends on preferred shares                (57,570)         (57,570)       (57,570)
                                                                  ----------       ----------    -----------
                 Numerator for basic loss per share               $ (161,750)      $ (360,800)   $(2,826,600)
                                                                  ----------       ----------    -----------

               DENOMINATOR
                 Weighted average outstanding shares:
                 Common stock                                      3,409,008        3,667,917      3,774,167

               LOSS PER SHARE
               Basic                                              $     (.05)      $     (.10)   $      (.76)
                                                                  ==========       ==========    ===========
               Dilutive                                           $     (.05)      $     (.10)   $      (.76)
                                                                  ==========       ==========    ===========

NOTE 21 - FAIR VALUE OF FINANCIAL INSTRUMENTS

          The estimated fair value of the Company's $743,381 carrying value of long-term notes receivable approximated $733,000 at December 31, 2000. At December 31, 1999, the estimated fair value of the Company's $786,495 carrying value of long-term notes receivable approximated $778,000. The estimated fair value of the Company's $6,525,407 carrying value of long-term debt approximated $6,554,000 at December 31, 2000. At December 31, 1999, the estimated fair value of the Company's $6,740,773 carrying value of long-term debt was $6,783,000. Fair values were estimated based on prices of similar securities with comparable maturities and credit risks.

          The fair values of the Company's cash and cash equivalents, accounts receivable, prepaid expenses, deferred tax assets, other assets, accounts payable, short-term notes payable, fuel taxes payable, other accrued liabilities, obligations under capital leases, deferred revenue, and reserve for contract settlement approximate fair value due to the short maturity of these instruments.

                            SUPPLEMENTAL INFORMATION

                          INDEPENDENT AUDITOR'S REPORT

                           ON SUPPLEMENTAL INFORMATION





Board of Directors
SPF Energy, Inc. and Subsidiaries
Minot, North Dakota


         Our report on our audit of the basic consolidated statements of SPF Energy, Inc. and Subsidiaries for the years ended December 31, 2000, 1999 and 1998 appears on page 1. Those audits were conducted for the purpose of forming an opinion on such consolidated financial statements taken as a whole. The information on page 27 relates to the 2000, 1999 and 1998 consolidated financial statements is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements. Such information, except for information on page 28 that is marked "unaudited" on which we express no opinion, has been subjected to the auditing procedures applied in the audits of the basic consolidated financial statements, and, in our opinion, the information is fairly presented in all material respects in relation to the basic consolidated financial statements for the years ended December 31, 2000, 1999 and 1998, taken as a whole.



         We also have previously audited, in accordance with auditing standards generally excepted in the United States of America, the consolidated balance sheets of SPF Energy, Inc. and Subsidiaries, taken as of December 31, 1997 and 1996, and the related statements of operations and cash flows for each of the two years then ended, none of which is presented herein, and we expressed unqualified opinions on those consolidated statements. In our opinion, the information on page 27 relating to the 1997 and 1996 consolidated financial statements is fairly stated in all material respects in relation to the basic consolidated financial statements from which has been derived.


Brady, Martz & Associates, P.C.


February 16, 2001

                                                      SPF ENERGY, INC.
                                                  SELECTED FINANCIAL DATA

                                                 2000             1999             1998            1997           1996
                                                 ----             ----             ----            ----           ----

Consolidated Income Statement Data

   Net Sales                                  $270,789,787     $192,568,780    $160,646,841    $208,741,104   $220,477,188

   Earnings (loss) before
     discontinued operations                  $    465,044     $    (24,197)   $ (1,360,811)   $   (340,105)  $    817,618

   Net loss                                   $   (104,180)    $   (303,230)   $ (2,769,030)   $ (1,452,458)  $    (53,591)

   Dividends - Preferred Stock                $     57,570     $     57,570    $     57,570    $     47,426   $          0

Consolidated Balance Sheet Data

   Total Assets                               $ 29,740,375     $ 28,442,677    $ 24,540,649    $ 29,577,969   $ 40,115,138

   Total long-term debt and
     capital lease obligations                $  6,529,342     $  6,789,198    $  8,099,703    $  6,794,441   $  6,633,010

Consolidated Per Share Data
(basic and diluted)

   Earnings (loss) before
     discontinued operations                  $        .14     $       (.01)   $       (.37)   $       (.09)  $        .22

   Net Loss                                   $       (.05)    $       (.10)   $       (.76)   $       (.39)  $       (.01)


                                            SPF ENERGY, INC.
                       QUARTERLY RESULTS OF CONSOLIDATED OPERATIONS (unaudited)

                                                                   QUARTER ENDED
                                          03/31/00         06/30/00            09/30/00            12/31/00
                                          --------         --------            --------            --------

Net sales                                $55,874,585      $56,478,775         $91,052,238         $67,384,189

Gross profit                             $ 3,929,709      $ 4,323,094         $ 5,173,370         $ 4,634,554

Net Income (loss)                        $  (205,486)     $     9,886         $   461,385         $  (369,965)

Per share (basic and diluted)
   net income (loss)                     $      (.06)     $       .00         $       .12         $      (.11)




                                                                   QUARTER ENDED
                                          03/31/99         06/30/99            09/30/99            12/31/99
                                          --------         --------            --------            --------

Net sales                                $34,150,741      $46,293,705         $59,818,890         $52,305,444

Gross profit                             $ 3,899,156      $ 4,356,815         $ 4,895,987         $ 4,343,382

Net Income (loss)                        $  (424,527)     $    10,719         $   388,694         $  (278,116)

Per share (basic and diluted)
   net income (loss)                     $      (.12)     $         0         $       .10         $      (.08)


                                                                   QUARTER ENDED
                                          03/31/98         06/30/98            09/30/98            12/31/98
                                          --------         --------            --------            --------

Net sales                                37,544,787       $42,802,006        $45,792,867          $34,507,181

Gross profit                            $ 4,413,407       $ 4,759,336        $ 5,299,117          $ 3,460,900

Net Income (loss)                       $  (370,945)      $  (213,829)       $   236,235          $(2,420,491)

Per share (basic and diluted)
   net income (loss)                    $      (.10)      $      (.06)       $       .06          $      (.66)


         THE ABOVE FINANCIAL INFORMATION IS UNAUDITED. IN THE OPINION OF MANAGEMENT, ALL ADJUSTMENTS (WHICH ARE OF A NORMAL RECURRING NATURE) HAVE BEEN INCLUDED FOR A FAIR PRESENTATION.

                        SPF ENERGY, INC. AND SUBSIDIARIES

                               Minot, North Dakota







                           CONSOLIDATED BALANCE SHEETS

                                      AS OF

                       JUNE 30, 2001 AND DECEMBER 31, 2000

                                       AND

              CONSOLIDATED STATEMENTS OF OPERATIONS AND CASH FLOWS

                            FOR THE SIX MONTHS ENDED

                             JUNE 30, 2001 and 2000

                                       AND

                               ACCOUNTANT'S REPORT

                        SPF ENERGY, INC. AND SUBSIDIARIES

                                TABLE OF CONTENTS

                                                                                                  PAGES
ACCOUNTANT'S REPORT                                                                                 1


CONSOLIDATED FINANCIAL STATEMENTS

  Consolidated Balance Sheets                                                                      2-3

  Consolidated Statements of Operations                                                             4

  Consolidated Statement of Stockholders Equity                                                     5

  Consolidated Statements of Cash Flows                                                             6

                               ACCOUNTANT'S REPORT



Board of Directors
SPF Energy, Inc. and Subsidiaries
Minot, North Dakota

We have compiled the accompanying consolidated balance sheet of SPF Energy, Inc. and Subsidiaries as of June 30, 2001, and the related consolidated statements of operations and cash flows for the six months ended June 30, 2001 and 2000, and the consolidated statement of stockholders equity for the six months ended June 30, 2001 in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants.

A compilation is limited to presenting in the form of financial statements information that is the representation of management. We have not audited or reviewed the accompanying financial statements and, accordingly, do not express an opinion or any other form of assurance on them.

The balance sheet as of December 31, 2000, was previously audited by us, and we expressed an unqualified opinion on it in our report dated February 16, 2001, but we have not performed any auditing procedures since that date.

Management has elected to omit substantially all of the disclosures and statements of stockholders equity required by accounting principle generally accepted in the United States of America. If the omitted disclosures and statements were included in the financial statements, they might influence the user's conclusions about the company's financial position, results of operations, and cash flows. Accordingly, these financial statements are not designed for those who are not informed about such matters.





BRADY, MARTZ & ASSOCIATES, P.C.

August 8, 2001

                        SPF ENERGY, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                       JUNE 30, 2001 AND DECEMBER 31, 2000
                            (See Accountant's Report)

                                     ASSETS
                                                                             06/30/01              12/31/00
                                                                        ------------------   ----------------------
CURRENT ASSETS
  Cash and cash equivalents                                             $        625,714     $         509,650
  Accounts receivable                                                         14,365,847            16,128,857
  Inventories                                                                  2,635,885             2,596,348
  Prepaid expenses and other current receivables                                 732,966               519,005
  Current portion of notes receivable                                            436,820               464,976
                                                                        ----------------     ------------------
  Total current assets                                                  $     18,797,232     $      20,218,836
                                                                        ----------------     -----------------

PROPERTY AND EQUIPMENT
  Land                                                                  $        315,651     $         320,651
  Buildings and development cost                                               1,606,793             2,198,261
  Leasehold improvements                                                       2,874,438             2,758,862
  Equipment and fixtures                                                       8,884,699             9,769,922
  Property held under capital leases                                             665,269               700,591
                                                                        ---------------- ----------------------
                                                                        $     13,901,562     $      15,748,287
  Less accumulated depreciation and amortization                              (8,772,147)           (9,002,242)
                                                                        ----------------    ------------------
  Total property and equipment                                          $      5,129,415     $       6,746,045
                                                                        ----------------     ------------------

OTHER ASSETS
  Notes receivable, net of current portion                              $        221,222     $         278,975
  Intangibles (net of amortization)                                            1,301,957             1,496,329
  Deferred tax benefit                                                           728,451               728,451
  Other assets                                                                   241,243               271,739
                                                                        ----------------     ------------------
  Total other assets                                                    $      2,492,873     $       2,775,494
                                                                        ----------------     ------------------

TOTAL ASSETS                                                            $     26,419,520     $      29,740,375
                                                                        ================     =================

                        SPF ENERGY, INC. AND SUBSIDIARIES
                     CONSOLIDATED BALANCE SHEETS (CONTINUED)

                      LIABILITIES AND STOCKHOLDERS' EQUITY

                                                                             06/30/01             12/31/00
                                                                        -----------------    ------------------
CURRENT LIABILITIES
  Accounts payable                                                      $      9,223,744     $      10,195,880
  Short-term notes payable                                                     7,263,417             7,431,440
  Fuel taxes payable                                                           1,338,801             1,765,070
  Other accrued liabilities                                                      393,133               584,695
  Current portion of long-term liabilities                                       770,981                921,437
                                                                        ----------------     ------------------
  Total current liabilities                                             $     18,990,076     $      20,898,522
                                                                        ----------------     -----------------

LONG-TERM LIABILITIES
  Long-term debt                                                        $      5,775,124     $       6,525,407
  Obligations under capital leases                                                     0                 3,935
  Deferred revenue                                                               520,802               647,211
  Reserve for contract settlement                                                630,000               630,000
  Less current portion                                                          (770,981)             (921,437)
                                                                        ------------------   ------------------
  Total long-term liabilities                                           $      6,154,945     $       6,885,116
                                                                        ----------------     ------------------


TOTAL LIABILITIES                                                       $     25,145,021     $      27,783,638
                                                                        ----------------     ------------------

MINORITY INTEREST IN CONSOLIDATED
  SUBSIDIARIES                                                          $         (4,710)    $          (4,709)
                                                                        ------------------   ------------------

STOCKHOLDERS' EQUITY
  Common stock 10,000,000 shares authorized, $.01 par value;
     3,425,6__ and 3,453,071 shares issued and outstanding at
    June 30, 2001 and December 31, 2000, respectively                   $         34,256     $          34,531
  Non-voting, $1 cumulative preferred stock, 2,500,000
    shares authorized $.01 par value; 57,570 shares
    issued and outstanding at June 30, 2001 and
    December 31, 2000, respectively                                                  576                   576
  Additional paid-in capital                                                   1,457,488             1,583,710
  Retained earnings (accumulated deficit)                                       (213,111)              342,629
                                                                        ------------------   ------------------
  Total stockholders' equity                                            $      1,279,209     $       1,961,446
                                                                        ----------------     ------------------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                              $     26,419,520     $      29,740,375
                                                                        ================     =================

                        SPF ENERGY, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                  FOR THE SIX MONTHS ENDED JUNE 30, 2001 AND 2000
                            (See Accountant's Report)

                                                                              06/30/01           06/30/00
                                                                     --------------------    ---------------
SALES                                                                $       125,761,225     $     122,350,360

COST OF SALES                                                                117,115,263           114,097,558
                                                                       -----------------     ----------------

GROSS PROFIT                                                         $         8,645,962     $       8,252,802
                                                                     -------------------     ----------------

OPERATING EXPENSES
  Selling                                                            $         6,079,308     $       5,930,883
  General and administrative                                                   1,433,332             1,452,663
  Depreciation and amortization                                                  651,318               663,637
                                                                     --------------------    ----------------
  Total operating expenses                                           $         8,163,958     $       8,047,183
                                                                     --------------------    ----------------

EARNINGS (LOSS) BEFORE
  OTHER INCOME(EXPENSE)                                              $           482,004     $         205,619
                                                                     -------------------     -----------------

OTHER INCOME (EXPENSE)
  Gain (loss) on sale of assets                                      $          (884,928)    $         (10,730)
  Interest expense                                                              (774,760)             (744,056)
  Interest income                                                                122,453                99,156
  Miscellaneous income                                                           273,929               202,198
                                                                     -------------------     ----------------
  Total other income (expense)                                       $        (1,223,306)    $        (453,432)
                                                                     --------------------    -----------------

TOTAL LOSS BEFORE INCOME TAX EFFECT                                  $          (741,302)    $        (247,813)

INCOME TAX BENEFIT                                                               289,154                99,180
                                                                     -------------------     -----------------

LOSS BEFORE DISCONTINUED OPERATIONS                                  $          (452,148)    $        (148,633)
                                                                     --------------------    -----------------

DISCONTINUED OPERATIONS
  Additional costs from discontinued division                        $          (122,630)    $         (76,999)
  Income tax benefit on discontinued operations                                   47,825                30,032
                                                                     --------------------    -----------------
  Total loss from discontinued operations                            $           (74,805)    $         (46,967)
                                                                     ---------------------   ------------------
NET LOSS                                                             $          (526,953)    $        (195,600)
                                                                     ====================    =================

NET LOSS PER SHARE
   Basic                                                             $              (.XX)    $            (.XX)
   Dilutive                                                          $              (.XX)    $            (.XX)

                        SPF ENERGY, INC. AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                     FOR THE SIX MONTHS ENDED JUNE 30, 2001
                            (See Accountant's Report)


                                                                                 COMMON STOCK
                                                  -------------------------------------------------------------
                                                                                                Additional
                                                        Number of                                 Paid-In
                                                          Shares             Par Value            Capital
                                                  -------------------   ------------------------------------
BALANCE, DECEMBER 31, 2000                                3,453,071     $          34,531    $       1,053,024

   Dividends - preferred                                          0                     0                    0

   Stock redeemed                                                 ()                 (275)            (126,222)

   Net loss                                                       0                     0                    0
                                                  -----------------     -----------------    ------------------

BALANCE, JUNE 30, 2001                                    3,439,234     $          34,256    $         926,802
                                                  =================     =================    =================



                         PREFERRED STOCK
------------------------------------------------------------------
                                             Additional
   Number of               Paid-In           Retained
    Shares                Par Value           Capital                  Earnings              Total
------------------      --------------    ---------------     ---------------------   ------------------
           57,570       $         576     $       530,686     $           342,629     $     1,961,446

                0                   0                   0                 (28,787)            (28,787)

                0                   0                   0                       0            (126,497)

                0                   0                   0                (526,953)           (526,953)
-----------------       -------------     ---------------     --------------------    ---------------

           57,570       $         576     $       530,686     $          (213,111)    $     1,279,209
=================       =============     ===============     ===================     ===============

                        SPF ENERGY, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                   FOR THE SIX MONTHS ENDED JUNE 30, 2001 AND 2000
                            (See Accountant's Report)

                                                                                  06/30/01           06/30/00
                                                                              ---------------   ----------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net loss                                                                    $     (526,953)   $      (195,600)
  Adjustments to reconcile net loss to net cash
    provided by operating activities:
    Depreciation and amortization                                                    652,568            664,887
    (Gain) loss on sale of assets                                                    844,928             10,730
  Effects on cash flows from operating activities due to changes in:
      Accounts receivable                                                          1,763,010           (900,290)

      Inventories                                                                    (39,536)          (154,677)
      Other assets                                                                  (213,962)           (77,787)
      Accounts payable                                                              (972,135)         2,525,028
      Accrued liabilities                                                           (617,835)           (66,450)
                                                                              --------------     ----------------
  Net cash provided by operating activities                                   $      888,835     $    1,836,661
                                                                              --------------     ----------------

CASH FLOWS FROM INVESTING ACTIVITIES
   Proceeds from sale of property and equipment                               $      550,000     $       18,270
   Purchase of property and equipment                                               (228,530)          (184,112)
   Notes receivable additions                                                              ()                 ()
   Notes receivable repayments                                                        57,753             75,838
                                                                              ---------------    --------------
   Net cash used by investing activities                                      $       379,223    $     (111,361)
                                                                              ---------------    --------------

CASH FLOWS FROM FINANCING ACTIVITIES
   Decrease in short-term notes payable                                       $     (168,024)    $     (525,658)
   Principal payments on capital leases                                               (3,935)           (21,746)
   Proceeds from issuance of long-term debt                                                0            650,000
   Principal payments on long-term debt                                             (750,283)          (971,677)
   Dividends paid on preferred stock                                                 (28,787)           (28,785)
   Stock redeemed                                                                   (126,497)                 ()
                                                                              ---------------    ---------------
   Net cash used by financing activities                                      $   (1,077,526)    $   (1,190,193)
                                                                              ---------------    ---------------

NET INCREASE (DECREASE) IN CASH AND CASH
  EQUIVALENTS                                                                 $      190,532     $      (39,210)

CASH AND CASH EQUIVALENTS AT BEGINNING
  OF QUARTER                                                                         509,650            895,350
                                                                              ---------------    --------------

CASH AND CASH EQUIVALENTS AT END OF QUARTER                                   $      625,714      $   1,420,996
                                                                              ==============     ==============


SUPPLEMENTAL DISCLOSURES OF CASH
  FLOW INFORMATION
  Cash paid during the year for:  Interest                                     $     434,087      $     390,758

      ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING
                            AND FINANCIAL DISCLOSURE

         None.

                          ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS


(a)      FINANCIAL STATEMENTS
                                                                                                                Pages
                                                                                                                -----
INDEPENDENT AUDITOR'S REPORT.................................................................................... F-3

CONSOLIDATED FINANCIAL STATEMENTS

         Consolidated Balance Sheets as of December 31, 2000 and 1999........................................... F-4

         Consolidated Statements of Operations for the Years Ended December 31, 2000, 1999
            and 1998............................................................................................ F-6

         Consolidated Statements of Stockholders' Equity for the Years Ended December 31, 2000,
            1999 and 1998....................................................................................... F-7

         Consolidated Statements of Cash Flows for the Years Ended December 31, 2000, 1999
            and 1998............................................................................................ F-8

NOTES TO FINANCIAL STATEMENTS................................................................................... F-9

SUPPLEMENTAL INFORMATION

         Independent Auditor's Report on Supplemental Information............................................... F-26

         Selected Financial Data................................................................................ F-27

         Quarterly Results of Consolidated Operations (unaudited)............................................... F-28

         Six Month Financial Information Consolidated Balance Sheets as of June 30, 2001 and December 31, 2000.. F-35

         Consolidated Statements of Operations, Stockholders Equity and Cash Flows for the six-months ended Jun. 30, 2001 and 2000........................................................................ F-37


(b)      LIST OF EXHIBITS

3.(a)    Amended and Restated Articles of Incorporation of Registrant
3.(b)    Governing Provisions (Bylaws) of Registrant, as amended
4.       Form of Common Stock Certificate of Registrant
10A. Agreement for Sales of Products between Koch Refining Company, L.P. and Farstad Oil, Inc. dated September 8, 1998
10B. Petroleum Marketer Agreement between Conoco Inc. and Farstad Oil, Inc. dated April 1, 1999
10C. Branded Jobber Contract between Amoco Oil Company and Farstad Oil Co., Inc. dated December 15, 1998
10D. Distributor Sales Contract between Sinclair Oil Corporation and Farstad Oil, Inc. dated November 1, 1998

10E. Distributor Sales Agreement (Branded) between Exxon Company, U.S.A. (a division of Exxon Corporation) and Farstad Oil, Inc. covering the period April 1, 1999 to March 31, 2002
10F. U.S. Small Business Administration Note between the Company and Bremer Bank, N.A.
10G. Amended and Restated Credit and Security Agreement by and between Farstad Oil, Inc. and Norwest Credit, Inc. dated December 8, 1997
10H. Employment Agreement among Jeff Farstad, Farstad Oil, Inc., Superpumper, Inc. and SPF, Inc. dated as of July 1, 1996
10I. Employment, Nondisclosure and Noncompetition Agreement by and between Superpumper, Inc. and Terry A. Domres dated June 21, 1996
10J. Amendment to Employment, Nondisclosure and Noncompetition Agreement by and between Superpumper, Inc. and Terry A. Domres dated January 30, 2001
10K. Noncompetition and Nondisclosure Agreement by and between SPF Energy, Inc. and Cynthia L. Domres dated June 21, 1996
10L. Stock Redemption Agreement by and between Terry A. Domres and SPF Energy, Inc. dated June 21, 1996; with attached Stock Repurchase Agreement
10M. Stock Redemption Agreement by and between Cynthia L. Domres and SPF Energy, Inc. dated June 21, 1996; with attached Stock Repurchase Agreement
10N. Shareholders' Stock Redemption and Option Agreement among Jeff Farstad, Paulette Havnvick, and the John Havnvick Trust u/a February 7, 1995 and SPF Energy, Inc. dated June 25, 1996
10O. Employment and Stock Option Agreement among Paulette Havnvick, Superpumper, Inc. and SPF Energy, Inc. dated July 1, 1996
10P. Amendment to Shareholders' Stock Redemption and Option Agreement between Jeff Farstad, Paulette Andrews and the John Havnvick Trust u/a February 7, 1995 and SPF Energy, Inc. effective October 6, 2000
10Q. Settlement Agreement by and between Paulette Andrews, Superpumper, Inc. and SPF Energy, Inc. effective March 10, 2000
10R. Interim Share Repurchase Agreement by and between Paulette Andrews and SPF Energy, Inc. effective January 1, 2001
21.      Subsidiaries of the Registrant
23.      Consent of Brady, Martz and Associates, P.C.
27.      Financial Data Schedule


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

                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.



(Registrant):     SPF Energy, Inc.
              ---------------------------------------

Date: September 6, 2001
      -----------------------------------------------

By (Signature)*:  /s/ Jeffrey Farstad
                 ------------------------------------
                  Jeffrey Farstad, President and Chief Executive
                  Officer



*Print name and title of the signing officer under this signature.



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